pass it on


ENGELHARD

ENGELHARD

2001 Annual Report

Engelhard Corporation



for the year [in millions, except per-share amounts]	2001	2000	% change	[as reported] 2000
Net sales	$5,096.9	$5,542.6	[8%]	$5,542.6
Earnings before interest and taxes	349.2	423.8	[18%]	308.3
Net earnings	225.6	247.4	[9%]	168.3
Diluted earnings per share	1.71	1.93	[11%]	1.31
Research and development	84.3	82.8	2%	82.8
Depreciation, depletion and amortization	108.5	117.1	[7%]	117.1
Capital expenditures	168.9	136.6	24%	136.6
Free cash flow	139.4	115.3	21%	115.3
Cash dividends paid per share	0.40	0.40	–	0.40
Return on average shareholders' equity	24.0%	30.2%	[21%]	20.5%
Average number of shares outstanding – diluted	132.2	128.1	3%	128.1
Actual number of shares outstanding at year end	129.5	126.6	2%	126.6

at year end [$ in millions, except per-share amounts]	2001	2000
Total assets	$2,995.5	$3,166.8
Working capital	[7.1]	[85.0]
Shareholders' equity	1,003.5	874.6
Book value per share	7.75	6.91
Market price of common stock	27.680	20.375
Debt/capital	38%	46%
Number of employees	6,540	6,420


97
98
99
00
$3,716.8
$4,245.6
$4,400.0
$5,542.6


97
98
99
00
$319.5
$423.8

[1]Excludes special and other charges of $149.6 million and net gains on asset sales of $0.3 million.

[2]Excludes net gains on asset sales of $8.6 million.

[3]Excludes special and other charges of $134.2 million and net gains on asset sales of $18.8 million.


97
98
99
00
$1.14
$1.29
$1.43
$1.93

[1]Excludes special and other charges of $0.81 per share.

[2]Excludes net gains on asset sales of $0.04 per share.

[3]Excludes special and other charges of $0.72 per share and net gains on asset sales of $0.10 per share.


97
98
99
00
19.1%
22.2%
23.0%
30.2%

[1]Excludes special and other charges of $117.7 million.

[2]Excludes net gains on asset sales of $6.0 million.

[3]Excludes special and other charges of $92.0 million and net gains on asset sales of $12.9 million.

pass it on

Start with an idea for a new kind of Engelhard. Pass it on. Then bring it to life with every action, every technology and every customer solution you create. And what you have is *value*. Now, pass it on!

to our shareholders

2001 was a remarkable year for Engelhard.

In a year defined by deepening economic downturn, we enjoyed significant accomplishments — but none more satisfying than delivering on our commitment to create wealth for *all* shareholders.

In 2001, the return of the S&P 500 Index was down 12%. The chemical industry index was down 2%. Your investment in Engelhard was up 38%.

Last year, we began to aggressively communicate a new strategic context for Engelhard. In effect, we began to redefine the company for our shareholders, our customers and, perhaps most importantly, for ourselves. People responded — both internally and externally. They began to see value and possibilities in the company they never saw before.

It demonstrates the power of an idea — in this case, the power of a different idea of Engelhard — to drive new actions that produce results and create new experiences for our stakeholders and for us.

People began to appreciate that Engelhard is not a catalyst company, or a pigment company or a metals company. We are a surface and materials science company focused on using our technological expertise and extraordinary ingenuity to improve customers' products and processes in an ever-broadening array of markets and applications.

With that view of who we are and what we do — people began to see limitless possibilities and greater potential for growth.

Today, stakeholders who historically looked at Engelhard as a confusing collection of seemingly disparate businesses better appreciate what is common across the company:

_Our core competencies in surface and materials science;

_Our strategic focus of being technology based and market driven;

_Our passion for productivity; and

_The additional value we create by managing the company in a way that leverages these common threads — managing the company as a seamlessly integrated, decentralized enterprise rather than as a federation of businesses.

Most large companies operate as federations. It is a traditional, time-tested model. However, when you recognize, embrace and leverage commonality, you make the enterprise more valuable than the sum of its parts.

This is not an esoteric concept; no more so than tools such as six sigma, breakthrough thinking or reengineering. We apply elements of all these in our seamlessly integrated, technology-based market-driven approach to maximizing results. We're using this philosophy to drive operational simplicity that facilitates strategic speed by eliminating the political and bureaucratic noise between our business units, plants and functions.



That mindset helped create **NaphthaMax**, a high-value family of products for the petroleum-refining market that brought together technology utilized in Engelhard pigments and process catalysts. That approach also enabled us to effectively redeploy assets across three business units to optimize market mix without expending capital for one market while permanently reducing the cost structure of another. It is accelerating product development and commercialization, and it's enabling the development of business processes that enhance quality, cut waste and eliminate non-value-added activity and cost across the enterprise.

Engelhard's emerging strength as an enterprise lies in our market and application diversity built on a sound technological foundation. We call it being "technology based and market driven."

Each of our business groups has plans in place to reduce dependence on any single market segment or application. The same is true of the enterprise as a whole. When it comes to delivering financial performance, now more than ever, Engelhard is becoming a symphony, not just a one-note tune. That approach has enabled us to fare better than most through this current economic downturn, and it positions us better to capitalize on the recovery when it occurs.

Market diversification is a critical element of our strategy for managing the risk of economic cycles, but it's not our only weapon. A passion for productivity is also a critical element of the new Engelhard mosaic. Internally, we create it by leveraging technology, assets and process knowledge to optimize margins and returns on capital. Externally, we market it through customer value such as increased process yields from higher-activity catalysts; better product performance enabled by multifunctional additives; lower cost from reduced precious metal usage; and enhanced image and eye-catching appeal delivered by higher intensity pigments and special effects.

We are clearly on track. Our accomplishments in 2001 demonstrated the validity and value of our strategy. In the pages that follow this letter, we highlight some of the key principles that underlie our new strategic context and offer some examples of actions and results that these concepts have already generated.

Today, that approach enables us to create value in many ways — from the control of harmful emissions in our global environment to the devastation of pests like the glassy-winged sharpshooter in California vineyards. It provides a platform for Engelhard to optimize fuel and energy production — from increasing gasoline yields to helping produce cleaner fuels. And it even enhances the value and marketability of consumer products — from cars to cosmetics; toys to textiles; and to the packages in which they are sold.

What's particularly gratifying to me is that so much of the positive change that has taken place within Engelhard was not driven by directive or decree. It happened because thousands of our employees all over the world took hold of this idea of a new Engelhard and ran with it.

As we demonstrated the validity and value of our new strategy, one thing became increasingly clear to us: We've barely scratched the surface of tapping that value. We have virtually limitless opportunities to expand our portfolio

of applications and served markets by finding new ways to leverage our competencies in surface and materials science.

As our applications and served markets expand, so do our opportunities for productivity improvement. More than 30% of our technology segment revenues comes from new products, which provides a continuous flow of productivity improvement opportunities.

More and more, customers and business partners are coming to us — not to buy a particular product, but rather to tap into our capability to create the functionality that can give them a competitive advantage in their marketplace.

Certainly, we've barely begun to tap into the power of a seamlessly integrated, decentralized enterprise. There's so much more value we can create by leveraging people, knowledge and physical assets across the enterprise.

Just as we cannot be constrained by the artificial boundaries of plant sites or business units, we also should not be constrained by our corporate boundaries. We're beginning to take the concept of seamless integration beyond our own organizational boundaries in linking with customers and suppliers.

We got off to a great start in 2001, but it was just the beginning. Despite all the value created last year, we believe we are still undervalued. We're excited about seizing the opportunity to create even more wealth for all our shareholders.

Barry W. Perry
Chairman and Chief Executive Officer

March 1, 2002

"Despite all the value created last year, we believe we are still undervalued."



technology based

We change the nature of . . .



a single focus The new Engelhard story began, not all that long ago, with a different idea — an idea that literally redefined us and refocused us and that continues to shape us. That idea was based on four key principles — a focus on our *core competencies*, a continuous drive for *market diversification*, a *passion for productivity*, and an unshakable belief in the merits of a *seamlessly integrated* enterprise.

As you'll see in the pages that follow, we're making this idea a reality.

Let's begin where everything we do begins — with technology. Across the company, our technologies are linked by surface and materials science, and we drive those technologies into an ever-widening array of markets and applications. Essentially, we take basic, naturally occurring materials and we transform them. First, by manipulating the size, shape and physical structure of microscopic particles. Then, by enhancing the chemical composition of their surfaces. We do all this to create functionality that delivers value in a wide and ever-expanding range of industrial applications and processes.

We never lose sight of our technology focus. Nor should you. Because to know our scientific underpinnings is to more fully appreciate the magic and potential of Engelhard.


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PREMIUM PLUS
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Etna Ignites

market driven

products, markets and the world.

applying ingenuity But the true power of Engelhard is only partly rooted in our technology. If we based our business solely on our scientific acumen, we'd be little more than a collection of skilled scientists playing with chemistry. And we're more than that. Much more. What really drives us, and our financial performance, is not just our commitment to surface and materials science ... but also the ingenuity with which we harness scientific innovation to serve genuine market needs.

As a result, we don't just sell products. We market increased productivity, higher environmental performance and improved functionality. Quite simply, we apply our technology in ways that help make our customers' products work and look better. Ways that help make our customers' manufacturing processes more efficient, more effective and more productive. No, companies don't only come to us for our products. They come to tap our ability to enhance functionality ... create new market opportunities ... and ultimately strengthen their competitive advantage.

That's what being technology based and market driven is all about. It's the sum and substance of the value we create ... and, most importantly, how we're able to *pass that value on* ... to our customers and to you.



core competencies

Our focus opens doors . . .

Git along little psylla! Tiny insects, like pear psylla, make big trouble for pear growers. Surround particles cling to the pesky critters, which drives them away.

expanding the possibilities At first blush, the idea of focusing on core competencies might sound limiting. But for Engelhard, nothing could be further from the truth. Thinking of ourselves as a surface and materials science company expands our possibilities and extends the value of what we do. For example, if we thought of ourselves as a pigment company, we wouldn't also be protecting valuable crops from the harmful effects of sunburn and insect pests.

Working closely with a plant physiologist and an entomologist from the U.S. Department of Agriculture, Engelhard scientists developed a revolutionary new, mineral-based crop protectant. Now marketed under the trademark **Surround**, this bright-white, reflective powder coating is made from specially processed kaolin. **Surround** has already proven to increase crop yields by shielding both fruit and fruit trees from sun and heat. What's more, it drives away crop-devastating insects like the *glassy-winged sharpshooter*, which like nothing better than to feed on valuable vineyards, killing the vines.

And because **Surround** is made from a naturally occurring mineral that is used in everyday products like cosmetics, **Surround** is tough on insects, but easy on people.



core competencies

to a wealth of new ideas . . .

Another product containing Aseptrol is helping prevent buildup of odor-causing bacteria in ice-making machines. We'll drink to that!

new applications **Surround** is one example of the many applications we create by controlling the size and shape of particles. Another is **Aseptrol**.

Aseptrol is a new, highly effective deodorizer and antimicrobial that's being used in an ever-widening range of applications. Here, we use our surface and materials science to control the release of chlorine dioxide, a potent germ-killing gas, from a powder or a tablet. What makes **Aseptrol** unique is the way we've engineered it to release this gas at precise rates, and in controlled concentrations, whenever the powder or tablet comes in contact with water or moisture in the air. This patented ability to precisely and gradually discharge chlorine dioxide had never been achieved before — that is, until Engelhard ingenuity took on the problem.

Manufacturers use our unique release mechanism to make a wide variety of consumer products with extraordinarily useful applications. One novel use is in swimming pools. A pool's water filtration system often accumulates a smelly, bacterial slime. But when a pool owner adds tablets containing **Aseptrol** to the filter basket, our technology goes to work, eliminating bacteria and helping to keep water lines running clean, clear and odor free.



core competencies

and endless possibilities.



The pores on the base material of ***NaphthaMax*** *give new meaning to the term "holier than thou," when compared to competing catalysts. Larger pore size means more oil touches more catalyst more often — yielding more gasoline for all.*

delivering extraordinary value Petroleum refining is a highly specialized chemical process. To produce gasoline, heating oil, kerosene and other fuel products from crude oil, large refiners must "crack," or subdivide complex chains of hydrocarbons. Engelhard has long supplied the "fluid-cracking" catalysts that do the job. But for nearly two decades, the catalytic technology hadn't changed much. That is until Engelhard scientists developed **NaphthaMax**, a more effective, more efficient solution.

We tapped materials science technology that we use to create paper coatings to reengineer the physical and chemical properties of the catalyst's matrix support. The result? A family of new products that not only increases gasoline yields by 2%, but also has the potential to reduce the amount of polluting sulfur in gasoline by as much as half while maintaining conventional gasoline yields. A 2% increase in gasoline might not sound like much. But that increase in yields amounts to roughly 100,000 gallons of additional gasoline per day from a large fluid-cracking-catalyst unit. For oil refiners, that means a big increase in profitability, with no need to change or add to their existing equipment. And the sulfur-reducing capabilities of a new product from the family — **NaphthaMax-LSG** — helps refiners conform to increasingly rigorous fuel-quality regulations.

diverse markets

Businesses aren't cyclical, markets are...





It's clear to us: Liquid fuels... more plentiful ...cleaner burning... more profitable... benefits that could dramatically change a market.



ramping technology for new markets Our endless search for new markets leads us to some intriguing new niche applications. One of the latest is catalyst technology used to convert natural gas into liquid fuels. Many natural gas reserves around the world are too remote to retrieve efficiently. Associated natural gas is often flared off into the atmosphere during the production of crude oil. Gas-to-liquids technology enables energy companies to tap remote but vast gas reserves, as well as associated natural gas, and convert them into liquid hydrocarbons. Not only are liquid fuels easier and more economical to transport, but diesel fuel made from this process is virtually sulfur-free. This "clean" fuel can be mixed with higher-sulfur fuels to produce a cleaner-burning energy source ... highly desirable, and potentially very profitable, given today's tougher regulations governing engine emissions. A new gas-to-liquids catalyst plant in The Netherlands is on stream and currently is supplying Sasol, a world leader in the production of liquid fuels and chemicals from coal and crude oil. We're also working with other global energy companies to commercialize similar technologies.







diverse markets

that's why our diversity…



Who'd think textiles could leap off the shelf into a designer's shopping cart? We and our customers did. Our technology lends unique "eye appeal" to clothing.

looking good Yes, each and every product in this picture employs one or more of Engelhard's appearance and performance technologies. It's just one more example of our diversity ... in the application of our technology as well as the sheer variety of markets and customers we serve. In fact, more and more manufacturers look to Engelhard for new and ingenious ways to enhance the look, performance and market appeal of their products. From the special effects that put the "sparkle" in cosmetics and personal care products, to the iridescent film used in packaging and gift wraps, we're applying our surface and materials science know-how to help our customers around the world adapt to changing fashion and market trends and realize a host of new and intriguing possibilities.

And our unique appearance and performance expertise is not limited to products found in your home. The same expertise that adds the brilliance to lip gloss also produces eye-catching automobile finishes and additives that lend strength, durability and beauty to concrete and architectural applications. Those same unique capabilities also lead to breakthrough developments in petroleum-refining catalysts. That's what we mean by Engelhard ingenuity — and the growing breadth of markets that ingenuity enables us to serve.


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diverse markets is our strength.



Gasoline-powered lawn tools are responsible for significant air pollution. But Engelhard technology is coming to the rescue for professionals, "weekend warrior" home-owners and the environment.

reducing risk by serving more Demand for the value we deliver is growing. Our technologies ... and the expanding array of markets and applications they're finding their way into ... help see to that. Which, in turn, allows us to provide more value to more and more industries all the time.

As we see it, the more markets we can serve, the stronger we become. Why? Because we're never held hostage to the inevitable down cycles of any single industry. When one of our markets is down, another is usually up and a new one is offering a new opportunity.

Those benefits are clearly evident when it comes to our environmental technologies. Once almost solely a gasoline-powered, auto-emission catalyst business, we've branched out significantly. We're still a world-leading supplier to the auto industry, but Engelhard environmental technologies are now found in a much broader and growing range of products — from lawn and garden power tools to restaurant charbroilers to forklift trucks. Wherever new regulatory requirements around the world demand stricter emissions standards, we'll be there to help customers comply cost effectively.

One example ... trucks and city buses. Well over 30,000 older, heavy-duty-diesel vehicles around the world have been retrofitted with Engelhard environmental technologies.





passion for productivity

Internally, we create it...



We switched on our passion for productivity to help electric companies meet soaring demand. All that and cleaner air, too. But that's Engelhard.

lead with speed The ability to respond quickly and creatively to market demands is one of Engelhard's greatest assets ... and a natural outgrowth of our passion for productivity. In the summer of 2000, the need for greater electric power production reached unprecedented levels, particularly in California and the Northeast. To meet the growing demand, the power industry increased the number of peak-power-generating stations fired by simple-cycle turbines. As the number of these turbine generators blossomed, so did demand for Engelhard's pollution-reducing catalysts. In fact, demand spiked well beyond our existing capacity to make them. What's more, new requirements called for reducing nitrogen oxide emissions from power plants. We love a challenge.

One of Engelhard's environmental catalyst production teams went to work. Our people redesigned the workflow in the manufacturing process. They boosted manufacturing capacity by redeploying resources at one of our production plants, and worked 'round the clock for four months to overcome some tough technical obstacles. The result? A fivefold increase in simple-cycle turbine catalyst production to meet demand. More power to them!





passion for productivity

and externally, we market it.


Style

Snack attack. Our Lynx 1000 catalyst technology helps create plastics that stand up to the rigors of shipping, stacking ... and snacking.

productivity for growth Whether it's helping refiners increase the amount of gasoline they produce from every barrel of crude oil, or quickly boosting our catalyst production to meet a pressing market need, it demonstrates the value and vitality of Engelhard ... and particularly our passion for productivity. Internally we create it, externally we market it. By finding ways to help make our customers more productive, and by streamlining and simplifying our own internal processes, we're putting that passion to work.

Consider the value we deliver to polypropylene producers. Polypropylene is turning up everywhere; in carpets, toys, car battery casings and automobile bumpers, to cite just a few examples. Engelhard **Lynx 1000**, a highly efficient catalyst for polypropylene production, is remarkably adaptable. It works in a wide variety of processes and offers big advantages. Start with better yields, add improved properties in the end product ... and that creates extraordinary value for polypropylene producers. They can make better product and more of it at less cost and get more money for the product they make. Producers call that higher output *and* performance. We call it a passion for productivity.


gelhard Corporation
Engelhard Corporation
Engelhard Corporation

seamless integration

Our operating style makes us worth more than the sum of our parts . . .

creating leverage Many large companies operate as federations of autonomous business units. It is a traditional, time-tested approach. Engelhard used to, but not anymore. We recognize and embrace what's common across our enterprise — our core competencies; our technology-based, market-driven strategy; and our passion for productivity. And why is commonality important? Because that's where leverage is. In the seamlessly integrated enterprise we're creating, skills, knowledge and assets are no longer the sole province of any plant, business or function. They're leveraged across the company.

This cohesive approach to business management is driving new operational efficiencies and speeding the development of new business solutions. It's helping us eliminate actions that add no value, bring simplicity and speed to our processes and use resources more effectively and efficiently. Perhaps most important, this approach also makes it easier for our people to share ideas and ingenuity.

It was this approach that led to **NaphthaMax**, for example, by combining technology from pigments and process catalysts to bring an innovative family of products to the petroleum-refining industry. This approach also allows us to explore and test our role in emerging markets — without investing excessive capital or human resources.


Engelhard Corporation
Engelhard Corporation

pass it on.

knowledge without boundaries Consider how we're pursuing the fuel cell opportunity. Fuel cells use as many as nine Engelhard technologies to convert natural gas to electric energy. To explore this opportunity, we're employing the talents of our people in 15 Engelhard locations around the world. We didn't have to create and fund a new business group. Instead, we turned to the power of seamless integration to build a "virtual organization" that leverages assets, knowledge and technology at minimal cost.

No one has a lock on technological innovation ... though it's certainly one of our virtues. Which is why we're collaborating with more than a dozen different companies and seven universities to exchange ideas and expertise. It's just one of the ways we're extending our "seamless" philosophy beyond our own borders.

Last year, a new idea helped us create a better Engelhard. This year, we not only took this idea to heart, we brought it to life. Through the actions we've described ... and many others ... we're building momentum, creating value. What's more, people are beginning to take notice ... and spread the word. We hope you will too. *Pass it on!*

year in review

01/2001_changes announced
To further expedite decision-making, speed re[illegible] new Chairman and CEO Barry W. Perry annou[illegible] ment moves: formation of one Strategic Leade[illegible] the former management and operating comm[illegible] consolidation of two operating groups to form Appearance and Perfo[illegible] Technologies; the decision not to fill the position of chief operati[illegible] ing of Industrial Commodities Management to [illegible] Services, which better reflects the group's more focused missio[illegible]

january

03/2001_heavy-duty emissions control
Won two new contracts that expanded our supply of emissions-control catalysts for light- and heavy-duty trucks and SUVs. Engelhard's new advanced catalyst technologies deliver significant cost savings for customers while still enabling them to meet more stringent emissions standards.

march

07/2001_cleaner-running diesels
U.S. Environmental Protection Agency approved Engelhard **DPX** emission-control technology for the agency's Voluntary Diesel Retrofit Program for buses and trucks. **DPX** filters can remove as much as 80% of carbon monoxide and other regulated emissions, as well as 90% of soot, from heavy-duty diesel engines.

april

04/2001_new special-effect film
Launched new **Aurora** Garden Series tinted special-effect films, which combine subtle hints of color with eye-catching iridescence to create striking end-use products for decorative wrapping and packaging applications. A range of tinted and untinted **Aurora** special-effect films are produced in a variety of polymers and thicknesses with a broad range of thermal, mechanical and chemical properties.

08/2001_california approval
California's Air Resources Board verified that Engelhard DPX catalytic particulate filters reduce diesel engine soot by 85% when used in combination with low-sulfur fuel on certain buses and trucks. This action opened the door for use of DPX filters as part of that state's "In-Use Diesel Retrofit Plan," which encourages bus and truck operators to upgrade existing vehicles so that they run cleaner.

08/200[illegible] [illegible] our world
Launche[illegible] [illegible] of effect pigments [illegible] plastics and inks. These [illegible] "interference" pigments [illegible] light-reflec- tion techno[illegible] variety of stunning [illegible] effects [illegible] beauty and [illegible] appliance [illegible] and [illegible]

august

08/2001_ramp up for the future
Announced a multimillion-dollar program to expand manufacturing capacity and R&D for diesel-emission-control technologies. The resulting boost in production, research and testing capabilities will help customers meet the new, more stringent regulations scheduled to take effect in many parts of the world over the next several years.

july

07/2001_assets redeploye[illegible] better leverage value
Announced a series of actions [illegible] certain assets previously dedicated to providing [illegible] products to the paper industry to enable the [illegible] to produce more value-added catalyst technologies for [illegible] refining — without a major infusion of capital. This [illegible] initiative reaffirms the power of using a market-dr[illegible] approach to leverage physical assets, knowledge and hu[illegible] capital across the enterprise.

07/2001_online emissions testing
Introduced the auto industry's first online, interac[illegible] simulator. This new tool helps engineers desig[illegible] catalyst performance under a wide variety o[illegible] specifications and then order samples onl[illegible] [illegible] Web site. The simulator saves much of the [illegible] and guesswork normally associated with [illegible] design.

10/2001_protecting california grapes

Already successful in battling the pear psylla, **Surround**'s rollout in 2001 focused on protecting California's grapes from the glassy-winged sharpshooter. An example of our market-driven use of surface and materials science, **Surround** is sprayed onto plants forming a "particle film" protective coating that acts as a broad-spectrum agricultural protectant for reducing damage from various insects, sunburn and heat stress.

10/2001_[illegible]purchase authorized

Engelhard's [illegible] Directors authorized the purchase of up to [illegible] shares of common stock, supporting the Company's [illegible]itment to offset dilution resulting from [illegible] exercised as part of employee incentive [illegible] under a prior authorization, Engelhard [illegible] repurchases throughout third quarter 2001 [illegible] as an opportunistic use of cash flow.

october

10/2001_oleochemical acquisition

Expanded our global catalyst technology portfolio through the acquisition of the fats and oils catalyst business of Süd-Chemie. These catalysts are used in the production of soybean oil, fish oil, palm oil and corn oil and other oleochemicals, which, in turn, are used to produce food and personal care products, lubricants and fabric softeners.

10/2001_energy department funding

The U.S. Department of Energy awarded Engelhard a total of $4.5 million in funds for the development of fuel processors for transportation applications and the use of combinatorial catalysis for the reduction of nitrogen oxide emissions. Major partners in these research projects include Chevron and Caterpillar [for fuel processors] and General Motors, Exxon-Mobil and Los Alamos National Laboratory [for combinatorial catalysis].

november

11/2001_invention [illegible]

Engelhard scientists [illegible] and Carl Keith were awarded one of the world's most prestigious technology [illegible], the Walter Ahlström Prize, for their invention of the modern three-way catalytic converter used to reduce combustion engine pollution.

11/2001_less sulfur without yield loss

Introduced new **NaphthaMax-LSG** "fluid-cracking" catalyst, which enables petroleum refiners to reduce by half the amount of polluting sulfur in gasoline without lowering production yields or requiring equipment upgrades. Most existing sulfur-reduction strategies cause a drop in gasoline yields, a loss of octane or require large capital investment.

december

12/2001_2005 NOx control now

Field tests in Europe on long-haul trucks proved Engelhard technology already meets Euro 4 standards for nitrogen oxide [NOx] emissions that go into effect in 2005. In addition, the NOx-reducing performance of our selective catalytic reduction system is nearing compliance with Euro 5 standards for 2008.

at a glance






	environmental technologies	process technologies
value delivered	_Cost-effective regulatory compliance _Improved air quality _Improved product performance _Market identity	_Enhanced yields _Process improvement _Product improvement _Environmental compliance
products and services	_Emission-control catalysts and related system technologies _Ozone-abatement catalysts and systems _Thermal spray and coating technologies _Emission system design and development _Engine testing	_Base metal and precious metal catalysts _Bleaching clays _Cracking catalysts and additives _Custom catalysts _Ziegler-Natta catalysts _Zeolites _Sorbents _Analysis, characterization and evaluation _Catalyst scale-up
served markets/ applications	_Aerospace _Agricultural _Automotive _Bus, truck and service vehicles _Diesel engines [OEMs and retrofits] _Household appliances _Lawn and garden equipment _Materials handling, mining and construction _Medical instruments _Passenger cars [gasoline and diesel] _Power generation [gas turbines] _Process industries _Restaurants _Two-stroke engines	_Agricultural chemicals _Fats and oils _Fine chemicals _Flavors and fragrances _Gas-to-liquids _Oleochemicals _Petrochemicals _Petroleum/natural gas _Pharmaceuticals _Polyolefins

materials services

_Reliable, cost-effective raw material supply
_"Full-loop" metals management
_Price-risk management





_Precious and base metal price hedging
_Financing/leasing
_Inventory management
_Logistics/security
_Assay services
_Refining and recycling
_Platinum group metal chemical solutions

_Automotive
_Chemical
_Dental
_Electronics
_Jewelry
_Mining
_Petroleum
_Recycling

appearance and performance technologies

_Enhanced image and functionality
_Improved product performance
_Eye-catching market identity
_Manufacturing efficiency





_Special-effect pigments
_Color pigments and dispersions
_Pigments and extenders for paper
_Performance minerals
_Iridescent films
_Crop protectants
_Trend and color forecasting

_Agricultural
_Automotive
_Concrete and construction
_Consumer goods
_Cosmetics and personal care
_Electronics
_Household appliances
_Packaging
_Paints, coatings and inks
_Paper
_Pharmaceuticals
_Plastics
_Rubber
_Textiles and fashion

ventures*

_Process improvement
_Product improvement
_Environmental compliance
_Energy management
_Cleaner, healthier water
_Odor elimination



_Antimicrobials
_Desiccants and adsorbents
_Specialty zeolites
_Ozone-abatement catalysts
_Water purification materials
_Fuel cell materials

_Agricultural
_Automotive
_Chemical
_Consumer goods
_Industrial gas
_Natural gas
_Packaging
_Petrochemicals
_Power generation
_Water purification

*Reported within the "All Other" category. See Note 17, "Business Segment and Geographic Area Data."

2001 exceptional quality award winners

Engelhard is committed to exceptional quality [EQ], a shared dedication to working together to continuously improve how we do business. EQ provides the skills, tools and, even more important, the culture to enable each employee to serve as a leader and make significant contributions to the Company's success. In this culture, employees combine their ingenuity with a passion for productivity to deliver exceptional results.

Engelhard is proud to recognize the recipients of its 2001 Exceptional Quality Award.













Seneca, South Carolina
Bryan Burton
Stephen Collins
Todd Gibson
Donnie Hughes
Keith McAlister
David McCann
Sean Spann
Sam Striegel

Huntsville, Alabama
Cathy Briggs
Tony Crawford
Rickey Dale
Mike Hall
Jeff Newport
Ronnie Peavey
Patrick Phillips
Mike Price
Tim Smith
Zallerie Turner

East Windsor, Connecticut
Tom Bacon
Guerry Dotson
Jon Harrington
Mike Korzeb
Dave Lamontagne
Rick Reynolds
Gunnar Swanson
Sharon Warnock

Gordon, Georgia
Freddie Boyington
Johnny Hall
Dennis Pearson
Dennis Portwood
Jon Robinson
John Sanders
Orlando Tatum
T.J. Webster
Pelman Williams

Hartwell, Georgia and Peekskill, New York
Mark Acord
Debra Boulerice
Lenny Doyle
Ellen Forbus
Payton Goolsby
Vinny Langella
John Olivet
Greg Teasley
Nick Vara
Tom Wyskida

Unless otherwise indicated, all per-share amounts are presented as diluted earnings per share, as calculated under Statement of Financial Accounting Standards [SFAS] No. 128, "Earnings Per Share."

For a discussion of the Company's critical accounting policies, see page 32.

results of operations

Net sales were $5.1 billion in 2001, compared with $5.5 billion in 2000 and $4.5 billion in 1999. Net earnings were $225.6 million in 2001, compared with $168.3 million in 2000 and $197.5 million in 1999.

Net earnings in 2000 include special and other charges of $92.0 million [$0.72 per share] for a variety of events [see Note 5, "Special and Other Charges," for further detail] and net gains on asset sales of $12.9 million [$0.10 per share – see "Gain on Sale of Investments and Land, Net" section on page 28 for further detail]. Net earnings in 1999 include net gains on asset sales of $6.0 million [$0.04 per share – see page 28 for further detail].


net sales
[in billions]
$4.5
$5.5
$5.1
99
00
01


net earnings
[in millions]
$191.5*
$197.5
$168.3
$247.4*
$225.6
99
00
01

*2000 excludes special and other charges of $92.0 million and net gains on asset sales of $12.9 million; 1999 excludes net gains on asset sales of $6.0 million.

The information in the discussion of each segment's results is derived directly from that segment's internal financial reporting system used for management purposes. Items allocated to each segment's results include the majority of corporate overhead charges. Unallocated items include net interest expense, royalty income, sale of inventory accounted for under the last-in, first-out [LIFO] method, certain special and other charges and other miscellaneous corporate items.

environmental technologies

The Environmental Technologies segment markets cost-effective compliance with environmental regulations enabled by sophisticated emission-control technologies and systems.

2001 performance Sales increased 2% to $646.7 million, and operating earnings increased 22% to $142.4 million. Excluding the impact of special and other charges of $15.4 million in 2000, operating earnings increased 8%.

discussion [excluding the impact of special and other charges in 2000]
The majority of this segment's sales and operating earnings are derived from technologies to control pollution from mobile sources, including gasoline- and diesel-powered passenger cars, sport-utility vehicles, trucks, buses and off-road vehicles. In spite of a 5% decline in production of light-duty vehicles in both North America and Europe, earnings increased primarily from higher volumes of auto-emission catalysts in North America.

Sales and earnings also were favorably impacted by strength in the segment's non-automotive markets, primarily from increased volumes of emission-control systems for gas turbines used in peak-power-generation facilities. These increases were partly offset by the absence of results from the segment's metal-joining products business sold in September 2000 and the segment's silver nitrate business sold in February 2001. Excluding the results of these dispositions, sales and operating earnings would have increased 9% and 14%, respectively.

outlook This segment expects growth in sales and operating earnings to continue as emission-control regulations become stricter around the world and address a much broader range of emission sources. Demand from the automotive market is expected to increase in response to the Company's development of several new technologies. Demand also is expected to accelerate from the diesel-bus and truck retrofit market. Programs in these retrofit markets are underway in Paris, London, Hong Kong, the state of California and a number of cities in the United States.

Although autobuilds were down in 2001, this segment was able to achieve favorable earnings growth with the start-up of new technology and a favorable platform mix. With autobuilds forecasted to be down again in 2002, this segment expects some difficult comparisons in the first half of the year.

Sales of advanced catalysts for medium- and heavy-duty diesel trucks are expected to expand beginning in the second half of 2002 as new regulations begin to take effect. Demand also is expected to remain high for technologies related to peak-power generation. This segment continues to reduce its reliance on the automotive market by developing an array of other non-automotive markets and applications, including technologies for motorcycles; small engines, such as lawn and garden power equipment; charbroilers; materials handling, mining and construction; and ozone management.

2000 compared with 1999 Sales increased 9% to $636.7 million, and operating earnings increased 14% to $116.4 million. Excluding the impact of special and other charges of $15.4 million in 2000, operating earnings increased 29%.

discussion [excluding the impact of special and other charges in 2000]
Sales and earnings increased primarily from higher volumes of auto-emission catalysts in North America, as the business benefited from increased volumes with General Motors and Nissan. Earnings benefited from lower manufacturing costs and the elimination of losses from the segment's sensor technologies business sold in February 2000. These earnings increases were partially offset by costs related to the start-up of new manufacturing facilities in Brazil and China and expansion of a facility in India.

Sales and earnings derived from the segment's non-automotive markets increased due to continued high demand for emission-control systems for gas turbines and heavy-duty diesel-engine retrofits for bus fleets. These increases were partly offset by the absence of three months' results from the segment's metal-joining products business sold in September 2000. Earnings from these non-automotive markets were also partially offset by higher research and administrative costs.

process technologies

The Process Technologies segment enables customers to make their processes more productive, efficient, environmentally sound and safer through the supply of advanced chemical-process catalysts, additives and sorbents.

2001 performance Sales of $568.2 million in 2001 were essentially unchanged compared with the same period in 2000, and operating earnings increased 16% to $94.3 million. Excluding the impact of special and other charges of $5.5 million in 2000, operating earnings increased 9%.

discussion [excluding the impact of special and other charges in 2000]
Sales were unchanged compared with 2000 as higher volumes to chemical-production and petroleum-refining markets were offset by significantly lower precious metal prices, which are passed through to chemical-production catalyst customers in Europe. In the United States, manufactured catalysts often incorporate precious metal owned by customers. Excluding the impact of these pass-through metal costs, sales would have increased 8% on higher volumes and prices. The higher volumes were driven by strong demand for **Lynx 1000** catalyst used in the production of polypropylene and **NaphthaMax**, which enables petroleum refiners to increase gasoline yields.

The increase in operating earnings was driven primarily by reduced costs from supply-chain initiatives, productivity improvements, higher volumes, moderate price increases and full-year inclusion of results from the polyolefin catalyst business of Targor GmbH acquired in September 2000. Earnings in 2001 were held back by higher energy and raw material costs.

outlook Sales and earnings growth in this segment is expected to come from custom process catalysts, high value-add petroleum refining catalysts [primarily **NaphthaMax** and **FlexTec**], petroleum refining additives, increased market penetration for polypropylene catalysts and a favorable comparison from the full-year inclusion of results of a fats and oils catalyst business acquired from Süd Chemie. Additional growth is expected from continued cost management, productivity improvements and product technology advances. Capacity for a new custom gas-to-liquids catalyst was added in 2001. Overall weakness in the chemical-production market and a relatively flat demand in the petroleum-refining market are expected to continue for most of 2002.

2000 compared with 1999 Sales increased 9% to $566.6 million, and operating earnings decreased 1% to $81.0 million. Excluding the impact of special and other charges of $5.5 million in 2000, operating earnings increased 6%.

discussion [excluding the impact of special and other charges in 2000]
Earnings growth was driven primarily by reduced costs from supply-chain initiatives, productivity improvements, strong demand for **Lynx 1000** polypropylene catalysts and inclusion of results from the polyolefin catalyst business of Targor GmbH acquired in September 2000. Earnings in 2000 were partially offset by higher energy and raw material costs as well as an unfavorable foreign currency translation.

appearance and performance technologies

The Appearance and Performance Technologies segment provides pigments and performance additives that enable its customers to market enhanced image and functionality in their products. This segment serves a broad array of end markets including coatings, plastics, cosmetics, construction and paper. This segment's products help customers improve the look, performance and overall cost of their products. This segment is also the internal supply source of precursors for the Company's advanced chemical-process catalysts.

2001 performance Sales decreased 7% to $634.4 million, and operating earnings increased 52% to $46.5 million. Excluding the impact of special and other charges of $49.7 million in 2000, operating earnings decreased 42%.

discussion [excluding the impact of special and other charges in 2000]
Declines in this segment's sales and operating earnings resulted from weak end markets and significantly higher energy costs. Most notable was the paper market, where weak pigment demand and industry overcapacity kept prices at depressed levels. Markets for special-effect materials were mixed as lower volumes for technologies used in automotive finishes were partially offset by higher demand for those utilized in cosmetics.

outlook Revenues are expected to increase as recovery from the current economic recession is anticipated to begin gradually after midyear. Sales and earnings from the paper market are expected to benefit from the impact of industry-wide price increases announced in the fourth quarter of 2001. Revenue growth in 2002 and future years is expected to result from continuing new product development efforts, product-line extensions, market diversification and a greater focus on higher value markets and customers for kaolin-based technologies.

In 2001, this segment put asset redeployment and productivity programs in place to shift production resources to markets that offer the highest value. As a result, this segment started to see a modest improvement in 2001 and expects to benefit from these actions in 2002. This segment will continue

efforts to improve productivity through cost control and process improvements in manufacturing operations, as well as aggressively controlling administrative costs.

2000 compared with 1999 Sales increased 1% to $684.4 million, and operating earnings decreased 65% to $30.5 million. Excluding the impact of special and other charges of $49.7 million in 2000, operating earnings decreased 8%.

discussion [excluding the impact of special and other charges in 2000] Earnings declined as the benefits from higher sales and volumes of special-effect pigments, supply-chain management initiatives and productivity improvements were more than offset by the negative impact of declining sales of pigments to the paper market, lower selling prices and significantly higher energy costs.

materials services

The Materials Services segment provides a full array of services to the Company's technology businesses and their customers who rely on certain precious and base metals as raw materials for their products. This is a distribution and materials services business that purchases and sells precious metals, base metals and related products and services. It does so under a variety of pricing and delivery arrangements structured to meet the logistical, financial and price-risk management requirements of the Company, its customers and suppliers. Additionally, it offers related services for precious-metal refining and storage and produces salts and solutions.

2001 performance Sales decreased 11% to $3.2 billion, and operating earnings decreased 57% to $56.1 million.

discussion Sales for this segment include substantially all of the Company's sales of metals to industrial customers of all segments. Sales also include fees invoiced for services rendered [e.g. refining and handling charges]. Because of the logistical and hedging nature of much of this business and the significant precious metal values included in both sales and cost of sales, gross margins tend to be low in relation to the Company's other manufacturing businesses as does capital employed. This effect also dampens the gross margin percentages of the Company as a whole but improves the return on investment.

While most customers for the Company's platinum-group-metals catalysts purchase the metal from Materials Services, some choose to deliver metal from other sources prior to the manufacture of the catalysts. In such cases, precious metal values are not included in sales. The mix of such arrangements and the extent of market price fluctuations can significantly affect the reported level of sales and cost of sales. Consequently, there is no direct correlation between year-to-year changes in reported sales and operating earnings.

Operating earnings and sales were down due to significantly lower platinum-group-metals prices and lower volumes. The decrease in earnings was partially offset by increased earnings in the recycling [refining] of platinum group metals and the reversal of certain expense accruals that are no longer necessary due to the recovery of metal from an unexpected industrial customer bankruptcy and the restructuring of a professional services contract.

outlook The results of this segment are likely to approximate the more typical levels produced in 1999, rather than the exceptional results reported in 2000 and the somewhat higher levels of 2001. While a sustainable level of base business is anticipated, the benefits of potential market volatility represent an upside for this segment. Volatility not only increases the spreads on transactions, but also provides opportunities to benefit from strong and prudent physical positions [see the "Commodity Price Risk" section on page 31 for further details].

2000 compared with 1999 Sales increased 39% to $3.6 billion, and operating earnings increased 226% to $129.3 million.

The sales increase for the year resulted primarily from higher platinum-group-metals prices and continued strong industrial demand for these metals. Operating earnings increased significantly due to a combination of higher volumes, prices and price volatility for all platinum group metals, as well as growth in the recycling [refining] of these metals.

acquisitions

other party	business arrangement	transaction date	business opportunity
Süd-Chemie AG [Süd Chemie]	Acquired the fats and oils catalyst business of Süd Chemie for $13.6 million	October 2001	Broadens the Company's catalyst technology offering to oleochemical markets
Targor GmbH	Acquired the polyolefin catalyst business for $35.1 million	September 2000	Expansion of catalyst business
ISP	Acquired the bismuth product line for $11.5 million	March 1999	Expansion of special-effect pigments for cosmetics

consolidated gross profit

Gross profit as a percentage of sales was 13.0% in 2001, compared with 13.2% in 2000 and 14.4% in 1999. Excluding the impact of special and other charges of $27.1 million in 2000, gross profit as a percentage of sales was 13.7% in 2000. The decrease in 2001 was primarily driven by lower margins earned in the Materials Services segment. Sales from this segment decreased 11% in 2001 to $3.2 billion and provided a gross profit of 3%, while 2001 sales from all other reportable segments decreased 2% to $1.8 billion and provided a gross profit of 31%. As described earlier, the lower margins on Materials Services sales are driven by the inclusion of the value of precious metals in both sales and cost of sales.

selling, administrative and other expenses

Selling, administrative and other expenses were $336.0 million in 2001, compared to $382.3 million in 2000 and $328.2 million in 1999. The decrease in 2001 was primarily due to the impact of special and other charges reported in 2000 and lower compensation costs.

equity earnings

Equity in earnings of affiliates was $29.1 million in 2001, compared with equity earnings of $24.2 million in 2000 and $16.3 million in 1999. The earnings in 2000 reflect special and other charges of $0.8 million related to the write-off of the Company's Dnipro Kaolin 50%-owned joint venture. The increase in 2001 was primarily due to higher equity earnings from Engelhard-CLAL, a 50%-owned precious-metal-fabrication joint venture, primarily on gains related to a change in the mix of platinum group metals used in its operations. Higher equity earnings were also reported in 2001 for Heesung-Engelhard, a 49%-owned environmental catalyst joint venture in Korea. The increase in 2000 was primarily due to higher equity earnings from Engelhard-CLAL and Heesung-Engelhard. The higher Engelhard-CLAL earnings were primarily due to gains related to the reduction of precious metal inventories as the joint venture is in the process of selling off business units.

As of December 31, 2001, the Company's accumulated other comprehensive loss included a foreign currency translation loss of approximately $16.4 million relating to its Engelhard-CLAL joint venture. At this time, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," the joint venture's assets are held for use and therefore the associated foreign currency translation loss has not been included in the carrying

value of the investment when assessing the investment for impairment. Accordingly, at December 31, 2001, the investment is not impaired. The Engelhard-CLAL joint venture is currently in the process of disposing of a portion of its businesses. If the joint venture disposes of the remaining significant businesses, the Company will likely develop and commit to a plan to liquidate or dispose of the joint venture. At such time, the Company will include the foreign currency translation loss as part of the carrying amount of this investment when evaluating the investment for impairment. If and when this happens, it will be likely that the carrying value of the joint venture will exceed the fair value of the investment, thus resulting in the recognition of an impairment loss in current earnings.

As the Engelhard-CLAL joint venture has already disposed of several operations, the Company expects significantly lower results from this venture in 2002.

gain on sale of investments and land, net

In the first quarter of 2000, the Company recorded a loss of $6.0 million [$4.1 million after tax or $0.03 per share] associated with the divestiture of the International Dioxide, Inc. [IDI] business unit.

In the third quarter of 2000, the Company sold its metal-joining products business located in Warwick, Rhode Island and recorded a gain of $24.8 million [$17.0 million after tax or $0.13 per share].

In the first quarter of 1999, the Company sold its investment in Acreon Catalysts, a hydroprocessing joint venture. The Company recorded a gain of $1.0 million [$0.7 million after tax or less than $0.01 per share].

In the second quarter of 1999, the Company sold its metal-plating business and recorded a gain of $9.3 million [$6.5 million after tax or $0.05 per share]. In addition, the Company reduced the carrying value of its investment in Engelhard Highland Private LTD., an India-based venture, to its estimated net realizable value of $1.0 million. Accordingly, the Company recorded a loss of $4.6 million [$3.2 million after tax or $0.02 per share].

In the third quarter of 1999, the Company sold its Mearlcrete concrete foaming agent business. The Company recorded a gain of $1.1 million [$0.7 million after tax or less than $0.01 per share]. In addition, the Company sold land and certain mineral rights located in Talladega County, Alabama. The Company recorded a gain of $1.8 million [$1.3 million after tax or $0.01 per share].

interest

Net interest expense was $44.0 million in 2001, compared with $62.6 million in 2000 and $56.6 million in 1999. Net interest expense in 2001 decreased due to decreased borrowings, lower short-term interest rates and an increase in interest income. Net interest expense in 1999 included a reduction of $7.1 million resulting from the settlement of treasury lock positions that were entered into to hedge anticipated long-term borrowings that never occurred. Excluding this reduction from 1999, net interest expense in 2000 decreased due to decreased borrowings, partially offset by increased interest rates.

The Company capitalized interest of $3.0 million in 2001, $3.9 million in 2000 and $2.6 million in 1999.

Interest income was $3.3 million in 2001, $2.1 million in 2000 and $2.9 million in 1999.

taxes

The worldwide income tax expense was $79.7 million in 2001, compared with $77.4 million in 2000 and $86.7 million in 1999. The effective income tax rate was 26.1% in 2001, 31.5% in 2000 and 30.5% in 1999.

The decrease in the worldwide effective tax rate in 2001 was primarily due to the recognition of foreign tax credits generated in previous years and the recognition of favorable tax variances from the foreign sales corporation and percentage depletion deductions. The increase in the worldwide effective tax rate in 2000 primarily resulted from the Company's mix of income in

jurisdictions with higher tax rates and the mix of income from businesses with fewer tax benefits.

financial condition and liquidity

The working capital deficit was $7.1 million at December 31, 2001, compared with a deficit of $85.0 million at December 31, 2000. The current ratio was 1.0 in 2001 and 2000. The year-end market value of the Company's precious-metal inventories accounted for under the LIFO method exceeded carrying cost by $111.1 million at December 31, 2001, compared with $254.1 million at December 31, 2000. The decrease in excess value reflects lower market values and the impact of slightly reduced inventory levels [See Note 6, "Inventories," for further detail].

The Company's total debt decreased to $626.9 million at December 31, 2001 from $750.7 million at December 31, 2000. The percentage of total debt to total capitalization decreased to 38% at December 31, 2001 from 46% at December 31, 2000, primarily due to decreased borrowings and increased retained earnings.

The Company currently has a $400-million, five-year committed credit facility that expires in May 2006 and a $400-million, 364-day committed credit facility that expires in May 2002, with a group of major U.S. and overseas banks. Unused, uncommitted lines of credit exceeded $650 million at December 31, 2001.

In July 1998, the Company filed a shelf registration for $300 million of corporate debt. Plans to issue debt under the shelf registration are under consideration by management.

Operating activities provided net cash of $345.8 million in 2001 compared with $180.1 million in 2000 and $349.0 million in 1999. The variance in cash flows from operating activities primarily occurred in the Materials Services segment and reflects changes in metal positions used to facilitate requirements of the Company, its metals customers and suppliers. Materials Services routinely enters into a variety of arrangements for the sourcing of metals. Generally, transactions are hedged on a daily basis [see Note 1, "Summary of Significant Accounting Policies" for further detail]. Hedging is accomplished primarily through forward, future and option contracts. However, in closely monitored situations for which exposure levels have been set by senior management, the Company from time to time holds large unhedged industrial commodity positions that are subject to market price fluctuations. Hedged metal obligations [primarily amounts payable for metal purchased forward as an economic hedge] are considered financing activities and are included in that section of the Company's "Consolidated Statements of Cash Flows." Materials Services works to ensure that the Company and its customers have an uninterrupted source of metals, primarily platinum group metals, utilizing supply contracts and commodities markets around the world. Cash flows from operating activities in 2001 were also impacted by lower receivables primarily related to decreased prices of platinum group metals and lower sales in the Appearance and Performance Technologies segment.

The cash provided from operations other than the change in metal-related assets and liabilities was $286.1 million in 2001, $295.6 million in 2000 and $266.0 million in 1999.

The variance in cash flows from investing activities is primarily related to changes in capital expenditures, proceeds received from the sale of the Company's metal-joining products business in September 2000, the acquisition of the fats and oils catalyst business of Süd Chemie in October 2001 and the acquisition of the Targor polyolefin catalyst business in September 2000.

The variance in cash flows from financing activities was impacted by the repayment of long-term debt, an increase in stock option plan transactions associated with the exercise of stock options in 2001, an increase in the purchase of treasury stock and increased short-term borrowings in 1999 to fund a major share repurchase.

The following table represents the Company's contractual obligations as of December 31, 2001:

[in millions]

contractual obligations	total	payments due by period: less than 1 year	2–3 years	4–5 years	after 5 years
Short-term borrowings	$ 389.0	$ 389.0	$ –	$ –	$ –
Accounts payable	252.3	252.3	–	–	–
Hedged metal obligations	517.7	517.7	–	–	–
Long-term debt	237.9	0.1	0.4	118.7	118.7
Operating leases	208.5	33.3	58.4	33.9	82.9
Total contractual obligations	$1,605.4	$1,192.4	$58.8	$152.6	$201.6

At December 31, 2001, the Company did not have any guarantees of any unconsolidated subsidiary obligations.

The Company has consistently derived considerable cash flow from operations, which has been used, along with both short- and long-term debt, to pay for capital expenditures, acquisitions, dividends and other corporate requirements. The continuation of these levels of cash flow is expected but is subject to the risk factors listed elsewhere in this report (particularly in the Forward-looking Statements section on page 33). In addition, the Company has always maintained investment-grade credit ratings that it considers important for cost-effective and ready access to the credit markets. Management fully expects to be able to obtain future funding from both short- and long-term debt for cash requirements in excess of those from operations. In the event that any of these sources prove to be below expectations, the Company has access to committed lines of credit aggregating $800 million as of December 31, 2001. Management intends to renew $400 million of this committed line of credit that expires in May 2002.

market risk sensitive transactions

The Company is exposed to market risks arising from adverse changes in interest rates, foreign currency exchange rates and commodity prices. In the normal course of business, the Company uses a variety of techniques and instruments, including derivatives, as part of its overall risk management strategy. The Company enters into derivative agreements with a diverse group of major financial and other institutions with individually determined credit limits to reduce exposure to the risk of nonperformance by counterparties.

interest rate risk The Company uses a sensitivity analysis to assess the market risk of its debt-related financial instruments and derivatives. Market risk is defined here as the potential change in the fair value of debt resulting from an adverse movement in interest rates. The fair value of the Company's total debt was $624.8 million at December 31, 2001 and $739.9 million at December 31, 2000 based on average market quotations of price and yields provided by investment banks. A 100 basis-point increase in interest rates could result in a reduction in the fair value of total debt of $17.7 million at December 31, 2001 compared with $17.3 million at December 31, 2000.

The Company also uses interest rate derivatives to help achieve its fixed and floating rate debt objectives. In 2001, the Company entered into two interest rate swap agreements with a total notional value of $100 million to effectively change a fixed rate debt obligation into a floating rate obligation. The total notional amount of these agreements is equal to the face value of the designated debt instrument. The swap agreements are expected to settle in August 2006, the maturity date of the corresponding debt issuance.

foreign currency exchange rate risk The Company uses a variety of strategies, including foreign currency forward contracts, to minimize or eliminate foreign currency exchange rate risk associated with substantially all of its foreign currency transactions, including metal-related transactions denominated in other than U.S. dollars.

The Company uses a sensitivity analysis to assess the market risk associated with its foreign currency transactions. Market risk is defined here as the potential change in fair value resulting from an adverse movement in foreign

currency exchange rates. A 10% adverse movement in foreign currency rates could result in a net loss of $8.6 million at December 31, 2001 compared with $23.6 million at December 31, 2000 on the Company's foreign currency forward contracts. However, since the Company limits the use of foreign currency derivatives to the hedging of contractual foreign currency payables and receivables, this loss in fair value for those instruments generally would be offset by a gain in the value of the underlying payable or receivable.

A 10% adverse movement in foreign currency rates could result in an unrealized loss of $48.6 million at December 31, 2001 compared with $46.8 million at December 31, 2000 on the Company's net investment in foreign subsidiaries and affiliates. However, since the Company views these investments as long term, the Company would not expect such a loss to be realized in the near term.

commodity price risk In closely monitored situations, for which exposure levels and transaction size limits have been set by senior management, the Company from time to time holds large, unhedged industrial commodity positions that are subject to market price fluctuations. Such positions may include varying levels of derivative commodity instruments. All unhedged industrial commodity transactions are monitored and marked-to-market daily. All other industrial commodity transactions are hedged on a daily basis, using forward, future, option or swap contracts to substantially eliminate the exposure to price risk.

The Company performed a "value-at-risk" analysis on all of its commodity assets and liabilities. The "value-at-risk" calculation is a statistical model that uses historical price and volatility data to predict market risk on a one-day interval with a 95% confidence level. While the "value-at-risk" models are relatively sophisticated, the quantitative information generated is limited by the historical information used in the calculation. For example, the volatility in the platinum and palladium markets in 2001 and 2000 was greater than historical norms. Therefore, the Company uses this model only as a supplement to other risk management tools and not as a substitute for the experience and judgment of senior management and dealers who have extensive knowledge of the markets and adjust positions and revise strategies as the markets change.

Based on the "value-at-risk" analysis in the context of a 95% confidence level, the maximum potential one-day loss in fair value was approximately $3.4 million as of December 31, 2001 compared with $4.8 million as of December 31, 2000.

capital expenditures, commitments and contingencies

Capital projects are designed to maintain capacity, expand operations, improve efficiency or protect the environment. Capital expenditures amounted to $168.9 million in 2001, $136.6 million in 2000 and $102.0 million in 1999. Capital expenditures in 2002 are expected to be approximately $140.0 million. For information about commitments and contingencies, see Note 19, "Environmental Costs" and Note 20, "Litigation and Contingencies."

dividends and capital stock

The annualized common stock dividend rate at the end of 2001, 2000 and 1999 was $0.40 per share.

japan fraud update/peru update

See Note 20, "Litigation and Contingencies," for a discussion of Japan and Peru.

special and other charges

See Note 5, "Special and Other Charges," for a discussion of the Company's special and other charges.

other matters

See Note 1, "Summary of Significant Accounting Policies," for a discussion of new accounting pronouncements.

critical accounting policies

Certain key policies are explained below to assist in understanding the Company's consolidated financial statements. More detailed explanations may be found elsewhere in the MD&A section and in the Company's Summary of Significant Accounting Policies note on pages 40–43.

sales Over half of consolidated net sales represent the sale of platinum group metals to industrial customers who buy the metals from Materials Services in connection with products manufactured by the Environmental and Process Technologies segments. Accordingly, almost all of these sales are reported in the Materials Services segment, with a limited amount included in Environmental and Process Technologies' reported sales. Because metal price levels may vary widely, there is no consistent relationship between consolidated sales and gross profit.

Because the timing of the purchase of spot metals often does not coincide with the timing of the subsequent sales to industrial users, Materials Services needs to hedge price risk, usually by selling forward [i.e., for future delivery] to investment-grade trading entities, industrial companies or on futures exchanges. If a surplus of physical metal develops, Materials Services may also sell spot and buy forward to balance the risk position. Other than hedges entered into with industrial customers, sales related to these hedging transactions are not included in reported sales, as they are not meaningful in an industrial context.

Customers of the Environmental and Process Technologies segments who purchase products that improve efficiency and yields are often unable to precisely predict the dates that catalysts will be required. Accordingly, they may request that product that has already been ordered, manufactured and prepared for shipment at the agreed upon date be temporarily held by the Company until that customer's manufacturing facility is prepared to accept the new charge of catalyst. In cases where the customer requests the Company to hold the goods, agrees to be invoiced and to pay the invoices on normal terms as well as to accept title to the goods, the Company will recognize the sale prior to shipment. Great care is exercised to make sure that these sales are only recognized in accordance with the applicable revenue recognition guidance.

mark-to-market Materials Services procures physical metal from third parties for resale and enters into forward contracts and other relatively straightforward hedging derivatives which are recorded as either assets or liabilities at their fair value. By acting in its capacity as a distributor and materials service provider to the Company's technology businesses and their customers, Materials Services takes on the attributes of a trading company. Both spot metal and derivative instruments used in hedging [i.e., forwards, futures, swaps and options] are stated at fair value. The Company manages the risk inherent in its metal positions using a valuation methodology that is based on spot metal prices and the fact that on a long-term basis there will exist a rational relationship between forward/future prices of each metal and their respective spot market prices. This same methodology is used for determining the fair value of physical and open contractual positions for financial reporting purposes. For platinum, palladium, gold and silver, the Company utilizes daily settlement prices that are published by Reuters. There are no so-called "terminal" markets for rhodium, ruthenium and iridium, so the Company's own published Industrial Bullion [EIB] prices are used. However, these are compared to other reference prices published in *Metals Week,* an independent trade journal. Values for base metals come from the closing prices of the LME [London Metals Exchange].

In closely monitored situations, for which exposure levels and transaction size limits have been set by senior management, the Company holds unhedged metal positions that are subject to future market fluctuations. Such positions may include varying levels of derivative instruments. At times, these positions can be significant. All unhedged metal transactions are monitored and marked-to-market daily. The portion of this metal that has not been hedged is therefore subject to price risk and is disclosed in Note 9 on page 49.

The fair values of Materials Services' various spot and derivative positions are included in committed metal positions on the asset side of the Consolidated Balance Sheet and hedged metal obligations on the liability side. The credit [performance] risk associated with the fair value of derivatives in a gain position is greatly *mitigated through the selection of investment-grade counterparties.*

precious metal inventories Most of the platinum group metals used by Environmental and Process Technologies to manufacture products are provided in advance by the customers. The customers normally purchase these metals from Materials Services, but they may also be shipped in from other sources.

Certain quantities of precious metals are carried at historical cost using the LIFO method, which provides a better matching of current costs with current revenues. Because most of the metal was acquired some time ago, the market value of this metal, while fluctuating from year to year, has generally been substantially above cost. While this excess of market over cost is useful in evaluating the consolidated balance sheet from a credit perspective, the annual changes are not reflected in the income statement. To the extent that periodic liquidations of LIFO layers produce book profits, those amounts are separately disclosed and not included in the operating earnings of the technology segments.

kaolin mining operations In order to provide kaolin-based products to the Company's customers and the Process Technologies segment, the Company engages in kaolin mining operations that are integrated into the manufacturing processes. The Company owns and leases land containing kaolin deposits on a long-term basis. The Company does not own any mining reserves or conduct any mining operations with respect to platinum, palladium or other metals. The kaolin mining process includes exploration, topsoil and overburden removal, extraction of kaolin and the subsequent reclamation of mined areas. In order to match the costs of the mining process with revenues associated with kaolin-based products, the mining process costs are expensed by the Company over the life of estimated mineable reserves.

forward-looking statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to the future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties that may cause the Company's actual future activities and results of operations to be materially different from those suggested or described in this document.

These risks include: competitive pricing or product development activities; the Company's ability to achieve and execute internal business plans; global economic trends; worldwide political instability and economic growth; markets, alliances and geographic expansions developing differently than anticipated; fluctuations in the supply and prices of precious and base metals; government legislation and/or regulation [particularly on environmental issues]; technology, manufacturing and legal issues; and the impact of any economic downturns and inflation. Investors are cautioned not to place undue reliance upon these forward-looking statements, which speak only as of their dates. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

selected financial data

[$ in millions, except per-share amounts]	2001	2000	1999	1998	1997
operating results					
Net sales	$5,096.9	$5,542.6	$4,488.0	$4,246.6	$3,716.8
Operating earnings	320.1	265.4	315.8	309.4	186.1
Net earnings[1]	225.6	168.3	197.5	187.1	47.8
Basic earnings per share	1.73	1.33	1.49	1.30	0.33
Diluted earnings per share	1.71	1.31	1.47	1.29	0.33
Effective tax rate[2]	26.1%	31.5%	30.5%	28.2%	44.3%
financial ratios					
Return on average shareholders' equity	24.0%	20.5%	23.7%	22.2%	5.9%
Debt/capital	38%	46%	55%	45%	44%
Pretax interest coverage ratio	7.4	4.6	5.8	5.3	5.4
Current ratio	1.0	1.0	1.0	1.1	1.0

[Unless otherwise indicated, all per-share amounts are presented as diluted earnings per share, as calculated under SFAS No. 128, "Earnings Per Share."]

[1] Net earnings in 2001 include a gain of $3.4 million [$0.03 per share] on the sale of inventory accounted for under the LIFO method.

Net earnings in 2000 include the following: fourth-quarter special and other charges of $75.1 million [$0.59 per share] for a variety of events [see Note 5, "Special and Other Charges," for further detail], a third-quarter impairment charge of $16.9 million [$0.13 per share] related to the write-down of goodwill and fixed assets of the Company's HexCore business unit, net gains of $12.9 million [$0.10 per share] on sales of investments and land, a gain of $2.5 million [$0.02 per share] on the sale of inventory accounted for under the LIFO method and a gain of $4.4 million [$0.03 per share] related to the reduction of precious metal inventories of Engelhard-CLAL, a precious-metal-fabrication joint venture.

Net earnings in 1999 include net gains of $6.0 million [$0.04 per share] on sales of investments and land, a gain of $2.2 million [$0.02 per share] on the sale of inventory accounted for under the LIFO method and a gain of $1.3 million [$0.01 per share] related to the reduction of precious metal inventories of Engelhard-CLAL.

Net earnings in 1998 include a gain of $4.9 million [$0.03 per share] on the sale of inventory accounted for under the LIFO method.

Net earnings in 1997 include special and other charges of $117.7 million [$0.81 per share] for a variety of events [including restructuring actions and a loss from the base-metal fraud in Japan]. In addition, 1997 results include a gain of $2.0 million [$0.01 per share] on the sale of inventory accounted for under the LIFO method.

[2] The 1998 effective tax rate includes a $7.1 million reduction of a valuation allowance created in 1997 for certain capital loss carryforwards. The 1997 effective tax rate includes the 1997 special and other charges. Excluding the valuation allowance associated with special and other charges, the 1997 effective tax rate is 29.7%.

[$ in millions, except per-share amounts]	2001	2000	1999	1998	1997
other information					
Cash dividends paid per share	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.38
Stock price range per share	$18.20–29.20	$12.56–21.50	$16.25–23.69	$15.75–22.81	$17.06–23.75
Average shares outstanding – basic [millions]	130.0	126.4	132.4	144.2	144.3
Average shares outstanding – diluted [millions]	132.2	128.1	134.6	145.4	145.9
Shareholders' equity	$ 1,003.5	$ 874.6	$ 764.4	$ 901.6	$ 785.3
Total assets	$ 2,995.5	$ 3,166.8	$ 2,920.5	$ 2,866.3	$ 2,586.3
Long-term debt	$ 237.9	$ 248.6	$ 499.5	$ 497.4	$ 373.6
Capital expenditures	$ 168.9	$ 136.6	$ 102.0	$ 116.5	$ 136.9
Research and development	$ 84.3	$ 82.8	$ 77.9	$ 69.8	$ 61.4
Number of employees at year end	6,540	6,420	6,420	6,425	6,400

unaudited [$ in millions, except per-share amounts]	first quarter	second quarter	third quarter	fourth quarter
2001				
Net sales	$1,611.3	$1,471.6	$1,143.0	$871.0
Gross profit	166.2	173.1	168.2	155.7
Earnings before income taxes	69.8	80.3	80.7	74.4
Net earnings	47.9	59.5	57.7	60.5
Basic earnings per share	0.37	0.45	0.44	0.47
Diluted earnings per share	0.37	0.45	0.43	0.46
2000				
Net sales	$1,183.8	$1,419.6	$1,396.9	$1,542.3
Gross profit	192.0	184.0	166.7	187.5
Earnings/[loss] before income taxes	84.7	87.4	77.5	[3.9]
Net earnings/[loss]	58.0	59.9	51.3	[0.9]
Basic earnings/[loss] per share	0.46	0.47	0.41	[0.01]
Diluted earnings/[loss] per share	0.45	0.47	0.40	[0.01]

Results in the third and fourth quarters of 2001 include gains of $5.0 million [$3.2 million after tax] and $0.3 million [$0.2 million after tax], respectively, on the sale of inventory accounted for under the LIFO method.

Results in the first quarter of 2000 include a loss of $6.0 million [$4.1 million after tax] associated with the divestiture of the Company's International Dioxide, Inc. [IDI] business unit and a gain of $3.8 million [$2.5 million after tax] related to the reduction of precious metal inventories of Engelhard-CLAL.

Results in the second quarter of 2000 include a gain of $2.9 million [$1.9 million after tax] related to the reduction of precious metal inventories of Engelhard-CLAL.

Results in the third quarter of 2000 include a gain of $24.8 million [$17.0 million after tax] on the sale of the Company's metal-joining products business located in Warwick, Rhode Island. In addition, the Company recorded an impairment charge of $24.6 million [$16.9 million after tax] related to the write-down of goodwill and fixed assets of the Company's HexCore business unit.

Results in the fourth quarter of 2000 include special and other charges of $109.6 million [$75.1 million after tax] for a variety of events [see Note 5, "Special and Other Charges" for further detail] and a gain of $3.9 million [$2.5 million after tax] on the sale of inventory accounted for under the LIFO method.

Basic and diluted earnings per share amounts are calculated independently for each of the quarters presented. *The sum of the quarters may not equal the full year earnings-per-share amounts.*

consolidated statements of earnings

Year ended December 31 [in thousands, except per-share amounts]	2001	2000	1999
Net sales	$5,096,926	$5,542,648	$4,488,007
Cost of sales	4,433,709	4,812,450	3,843,950
Gross profit	663,217	730,198	644,057
Selling, administrative and other expenses	335,994	382,287	328,242
Special charge	7,100	82,548	–
Operating earnings	320,123	265,363	315,815
Equity in earnings of affiliates	29,095	24,187	16,266
Gain on sale of investments and land, net	–	18,786	8,592
Interest expense, net	[43,994]	[62,649]	[56,555]
Earnings before income taxes	305,224	245,687	284,118
Income tax expense	79,663	77,391	86,656
Net earnings	$ 225,561	$ 168,296	$ 197,462
Basic earnings per share	$ 1.73	$ 1.33	$ 1.49
Diluted earnings per share	$ 1.71	$ 1.31	$ 1.47
Average number of shares outstanding – basic	130,018	126,351	132,432
Average number of shares outstanding – diluted	132,155	128,141	134,590

See accompanying Notes to Consolidated Financial Statements.

consolidated balance sheets

December 31 [in thousands]	2001	2000
assets		
Cash	$ 33,034	$ 33,534
Receivables, net of allowances of $5,219 and $6,534, respectively	347,656	459,753
Committed metal positions	569,109	720,659
Inventories	401,647	371,767
Other current assets	142,301	155,992
Total current assets	1,493,747	1,741,705
Investments	213,467	200,070
Property, plant and equipment, net	822,520	767,687
Intangible assets, net	301,609	302,843
Other noncurrent assets	164,206	154,527
Total assets	$2,995,549	$3,166,832
liabilities and shareholders' equity		
Short-term borrowings	$ 388,978	$352,042
Current portion of long-term debt	73	150,130
Accounts payable	252,319	220,827
Hedged metal obligations	517,681	676,460
Other current liabilities	341,749	427,240
Total current liabilities	1,500,800	1,826,699
Long-term debt	237,853	248,566
Other noncurrent liabilities	253,390	217,000
Total liabilities	1,992,043	2,292,265
shareholders' equity:		
Preferred stock, no par value, 5,000 shares authorized and unissued	–	–
Common stock, $1 par value, 350,000 shares authorized and 147,295 shares issued	147,295	147,295
Retained earnings	1,324,099	1,122,377
Treasury stock, at cost, 18,220 and 20,662 shares, respectively	[335,879]	[344,036]
Accumulated other comprehensive loss	[132,009]	[51,069]
Total shareholders' equity	1,003,506	874,567
Total liabilities and shareholders' equity	$2,995,549	$3,166,832

See accompanying Notes to Consolidated Financial Statements.

consolidated statements of cash flows

Year ended December 31 [in thousands]	2001	2000	1999
cash flows from operating activities			
Net earnings	$ 225,561	$ 168,296	$ 197,462
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation and depletion	94,996	103,326	98,328
Amortization of intangible assets	13,521	13,733	13,296
Gain on sale of investments and land, net	–	[18,786]	[8,592]
Equity results, net of dividends	[24,937]	[19,823]	[13,835]
Net change in assets and liabilities			
Metal related	59,734	[115,569]	83,033
All other	[23,082]	48,878	[20,685]
Net cash provided by operating activities	345,793	180,055	349,007
cash flows from investing activities			
Capital expenditures	[168,882]	[136,579]	[101,957]
Proceeds from sale of investments and land	3,400	52,811	12,764
Acquisitions and other investments	[16,559]	[40,095]	[3,142]
Other	–	838	368
Net cash used in investing activities	[182,041]	[123,025]	[91,967]
cash flows from financing activities			
Increase in short-term borrowings	36,936	77	102,825
Increase/[decrease] in hedged metal obligations	11,333	69,188	[79,525]
Proceeds from issuance of long-term debt	–	–	100,773
Repayment of long-term debt	[159,308]	[104,132]	[4,500]
Purchase of treasury stock	[101,154]	[71]	[298,032]
Stock option plan transactions	101,175	11,400	7,455
Dividends paid	[52,267]	[51,002]	[52,658]
Net cash used in financing activities	[163,285]	[74,540]	[223,662]
Effect of exchange rate changes on cash	[967]	[3,331]	[1,342]
Net [decrease]/increase in cash	[500]	[20,841]	32,036
Cash at beginning of year	33,534	54,375	22,339
Cash at end of year	$ 33,034	$ 33,534	$ 54,375

See accompanying Notes to Consolidated Financial Statements.

[in thousands, except per-share amounts]	common stock	retained earnings	treasury stock	comprehensive income/[loss]	accumulated other comprehensive income/[loss]	total shareholders' equity
balance at December 31, 1998	$147,295	$ 853,249	$ [65,013]		$ [33,974]	$ 901,557
Comprehensive income/[loss]:						
Net earnings		197,462		$197,462		197,462
Other comprehensive income/[loss]:						
Foreign currency translation adjustments				[18]		
Minimum pension liability adjustment				2,896		
Other comprehensive income				2,878	2,878	2,878
Comprehensive income				200,340		
Dividends [$0.40 per share]		[52,658]				[52,658]
Treasury stock acquired			[298,032]			[298,032]
Stock bonus and option plan transactions		2,420	10,763			13,183
balance at December 31, 1999	147,295	1,000,473	[352,282]		[31,096]	764,390
Comprehensive income/[loss]:						
Net earnings		168,296		168,296		168,296
Other comprehensive income/[loss]:						
Foreign currency translation adjustments				[20,993]		
Minimum pension liability adjustment				1,020		
Other comprehensive loss				[19,973]	[19,973]	[19,973]
Comprehensive income				148,323		
Dividends [$0.40 per share]		[51,002]				[51,002]
Treasury stock acquired			[71]			[71]
Stock bonus and option plan transactions		4,610	8,317			12,927
balance at December 31, 2000	147,295	1,122,377	[344,036]		[51,069]	874,567
Comprehensive income/[loss]:						
Net earnings		225,561		225,561		225,561
Other comprehensive loss:						
Cash flow derivative adjustments, net of tax				[4,550]		
Foreign currency translation adjustments				[51,035]		
Minimum pension liability adjustment, net of tax				[25,355]		
Other comprehensive loss				[80,940]	[80,940]	[80,940]
Comprehensive income				$144,621		
Dividends [$0.40 per share]		[52,267]				[52,267]
Treasury stock acquired			[101,154]			[101,154]
Stock bonus and option plan transactions		28,428	109,311			137,739
balance at December 31, 2001	$147,295	$1,324,099	$[335,879]		$[132,009]	$1,003,506

See accompanying Notes to Consolidated Financial Statements.

note 1_ summary of significant accounting policies

principles of consolidation The accompanying consolidated financial statements include the accounts of Engelhard Corporation and its subsidiaries [collectively referred to as Engelhard or the Company]. All significant inter-company transactions and balances have been eliminated in consolidation. Certain prior-year amounts have been reclassified to conform with the current-year presentation.

use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could, but are not expected to, differ from those estimates.

cash and cash equivalents Cash equivalents include all investments purchased with an original maturity of three months or less.

inventories Inventories are stated at the lower of cost or market. The elements of cost include direct labor and materials, variable overhead and fixed manufacturing overhead. The cost of owned precious metals included in inventory is determined using the last-in, first-out [LIFO] method of inventory valuation. The majority of the Company's physical metal is carried in committed metal positions with the remainder carried in inventory. The cost of other inventories is principally determined using either the average cost or the first-in, first-out [FIFO] method.

property, plant and equipment Property, plant and equipment are stated at cost. Depreciation of buildings and equipment is provided primarily on a straight-line basis over the estimated useful lives of the assets. Buildings and building improvements are depreciated over 20 years, while machinery and equipment is depreciated based on lives varying from 3 to 10 years. Depletion of mineral deposits and deferred mine development costs is provided under the units-of-production method. When assets are sold or retired, the cost and related accumulated depreciation is removed from the accounts, and any gain or loss is included in earnings. The Company continually evaluates the reasonableness of the carrying value of its fixed assets. If it becomes probable that expected future undiscounted cash flows associated with these assets are less than their carrying value, the assets are written down to their fair value.

intangible assets Identifiable intangible assets, such as patents and trademarks, are amortized using the straight-line method over their estimated useful lives. Goodwill is amortized over periods up to 40 years using the straight-line method. The Company recorded amortization expense of $13.5 million in 2001, $13.7 million in 2000 and $13.3 million in 1999. Accumulated amortization amounted to $73.9 million and $60.4 million at December 31, 2001 and 2000, respectively. Included in intangible assets is net goodwill that amounted to $253.6 million and $248.4 million at December 31, 2001 and 2000, respectively. The Company continually evaluates the reasonableness of the carrying value of its intangible assets. Under prevailing accounting standards effective through December 31, 2001, if it becomes probable that expected future undiscounted cash flows associated with amortizable intangible assets are less than their carrying value, the assets are written down to their fair value.

The Company has adopted Statement of Financial Accounting Standards No. 141, "Business Combinations" and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." See discussion of these standards under "New Accounting Pronouncements" on page 42.

In 2000, the Company wrote off goodwill of $30.4 million as follows: in the first quarter, the Company wrote off $6.0 million of goodwill associated with the divestiture of its International Dioxide, Inc. [IDI] business unit; in the third quarter, the Company wrote off $21.9 million of goodwill related to the impairment of its HexCore business unit; and in the fourth quarter, the Company wrote off $2.5 million of goodwill as part of its fourth-quarter special charge related to the impairment of its colors business.

committed metal positions and hedged metal obligations Committed metal positions reflect the fair value of the long spot metal positions [other than LIFO inventory] held by the Company plus the fair value of contracts undertaken to economically hedge price exposures. Because most of the spot metal has been hedged through forward/future sales or other derivative arrangements [e.g., swaps], it is referred to as being "committed," although the physical metal

can be used by the Company until such time as the sales are settled. The portion of this metal that has not been hedged and, therefore, is subject to price risk is discussed below and disclosed in Note 9, "Committed Metal Positions and Hedged Metal Obligations."

The bulk of hedged metal obligations represents spot short positions. As these positions generate cash, their cash effect is included in the financing activities section of the Company's "Consolidated Statements of Cash Flows." Other than in the closely monitored situations noted below, these positions are hedged with forward purchases. In addition, the aggregate fair value of derivatives in a loss position are reported in hedged metal obligations [derivatives in a gain position are included in committed metal positions].

For the purpose of determining whether the Company is in a net spot long or short position with respect to a metal, purchased quantities received for which the Company is not exposed to market price risk [because of provisional rather than final pricing] are considered a component of its spot positions.

To the extent metal prices increase subsequent to a spot purchase that has been hedged, the Company will recognize a gain as a result of marking the spot metal to market while at the same time recognizing a loss related to the fair value of the derivative instrument. As noted above, the aggregate fair value of derivatives in a loss position is classified as part of hedged metal obligations at the balance sheet date because the Company has incurred a liability to the counterparty. Should the reverse occur and metal prices decrease, the resultant gain on the derivative will be offset against the spot loss within committed metal positions.

Both spot metal and derivative instruments used in hedging [i.e., forwards, futures, swaps and options] are stated at fair value. The Company manages the risk inherent in its metal positions using a valuation methodology that is based on spot metal prices and the fact that on a long-term basis there will exist a rational relationship between forward/future prices of each metal and their respective spot market prices. This same methodology is used for determining the fair value of physical and open contractual positions for financial reporting purposes. The methodology employed is stable and has not changed, either as to calculation mechanics or critical assumptions for all periods presented. If listed market prices are not available or if liquidating the Company's positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price quotations in different markets, including markets located in different geographic areas. Any change in value, whether realized or unrealized, is recognized in gross profit in the period of the change.

In closely monitored situations, for which exposure levels and transaction size limits have been set by senior management, the Company holds unhedged metal positions that are subject to future market fluctuations. Such positions may include varying levels of derivative instruments. At times, these positions can be significant. All unhedged metal transactions are monitored and marked-to-market daily. The metal that has not been hedged is therefore subject to price risk and is disclosed in Note 9, "Committed Metal Positions and Hedged Metal Obligations."

environmental costs In the ordinary course of business, like most other industrial companies, the Company is subject to extensive and changing federal, state, local and foreign environmental laws and regulations and has made provisions for the estimated financial impact of environmental cleanup-related costs. The Company's policy is to accrue for environmental cleanup-related costs of a noncapital nature when those costs are believed to be probable and can be reasonably estimated. Environmental cleanup costs are deemed probable when litigation has commenced or a claim or an assessment has been asserted, or, based on available information, commencement of litigation or assertion of a claim or an assessment is probable, and, based on available information, it is probable that the outcome of such litigation, claim or assessment will be unfavorable. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. For certain matters, the Company expects to share costs with other parties. The Company does not include anticipated recoveries from insurance carriers or other third parties in its accruals for environmental liabilities.

revenue recognition Revenues are recognized on sales of product at the time the goods are shipped or when risks of ownership have passed to the customer.

In limited situations, revenue is recognized on a bill-and-hold basis as title passes to the customer before shipment of goods. These bill-and-hold sales meet the criteria of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," for revenue recognition. Sales recognized on a bill-and-hold basis were approximately $28.9 million as of December 31, 2001, $24.2 million as of December 31, 2000 and $18.9 million as of December 31, 1999. With regard to the balance classified as bill-and-hold sales, the Company has collected $19.9 million of the outstanding balance as of December 31, 2001.

In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," adopted by the Company in the fourth quarter of 2000, the Company reports amounts billed to customers for shipping and handling fees as sales in the Company's "Consolidated Statements of Earnings." Costs incurred by the Company for shipping and handling fees are reported as cost of sales.

sales and cost of sales Some of the Company's businesses use precious metals in their manufacturing processes. Precious metals are included in sales and cost of sales if the metal has been supplied by the Company. Often, customers supply the precious metals for the manufactured product. In those cases, precious-metals values are not included in sales or cost of sales. The mix of such arrangements, the extent of market-price fluctuations and the general price level of platinum group and other metals can significantly affect the reported level of sales and cost of sales. Consequently there is no direct correlation between year-to-year changes in reported sales and operating earnings.

For all Materials Services activities, an unrealized gain or loss is recorded as an element of cost of sales based on changes in the market value of the Company's positions.

income taxes Deferred income taxes reflect the differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. Deferred taxes are based on tax laws as currently enacted.

equity method of accounting The Company's investments in companies in which it has the ability to exercise significant influence over operating and financial policies, generally 20% to 50% owned, are accounted for using the equity method. Accordingly, the Company's share of the earnings of these companies is included in consolidated net income. Investments in nonsubsidiary companies in which the Company does not have significant influence are carried at cost.

foreign currency translation The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted-average exchange rate during the period. The resulting translation adjustments are recorded as a component of shareholders' equity. Gains or losses resulting from foreign currency transactions are included in the Company's "Consolidated Statements of Earnings."

stock option plans The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" [SFAS 123] in 1997. In conjunction with the adoption, the Company will continue to apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" with pro forma disclosure of net income and earnings per share as if the fair-value-based method prescribed by SFAS 123 had been applied. In general, no compensation cost related to these plans is recognized in the Company's "Consolidated Statements of Earnings" as options are issued at market price on the date of grant.

research and development costs Research and development costs are charged to expense as incurred and were $84.3 million in 2001, $82.8 million in 2000 and $77.9 million in 1999. These costs are included within selling, administrative and other expenses in the Company's "Consolidated Statements of Earnings."

new accounting pronouncements The Company adopted Statement of Financial Accounting Standards [SFAS] No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities [an amendment of FASB Statement No. 133]" on January 1, 2001. Adoption of these statements did not have a material effect on the Company's financial statements. See Note 2, "Derivative Instruments and Hedging," for further detail of these standards.

In June 2001, the Financial Accounting Standards Board [FASB] issued Statement of Financial Accounting Standards No. 141, "Business Combinations" [SFAS No. 141] and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" [SFAS No. 142].

SFAS No. 141 addresses financial accounting and reporting for business combinations. This new statement requires that all business combinations be accounted for using one method [the purchase method] and that intangible assets be recognized apart from goodwill if they meet certain criteria. In addition, the statement requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. The provisions of this statement apply to all business combinations initiated after June 30, 2001. The Company adopted the provisions of this statement for all acquisitions made after June 30, 2001. Adoption of this statement did not have a material effect on the Company's financial statements.

SFAS No. 142 addresses post-acquisition financial accounting and reporting for acquired goodwill and other intangible assets. Under this new statement, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment based on the specific guidance of this statement. In addition, this statement requires disclosure of information about goodwill and other intangible assets in the years subsequent to their acquisition that was not previously required. The Company adopted this statement on January 1, 2002 and will reduce its annual amortization expense by approximately $10 million as a result of discontinuing goodwill amortization. Other potential impacts of this statement are currently being evaluated by the Company.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Under this statement, a single accounting model is to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. In addition, the statement broadens the presentation of discontinued operations to include more disposal transactions.

The adoption of this statement by the Company on January 1, 2002 did not have a material effect on the Company's financial statements.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company expects to adopt this statement on January 1, 2003 and is evaluating the impact it will have on its financial statements.

note 2_ derivative instruments and hedging

The Company adopted Statement of Financial Accounting Standards [SFAS] No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities [an amendment of FASB Statement No. 133]" on January 1, 2001. The Company reports all derivative instruments on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in earnings or comprehensive income, depending on the designation of the derivative. Changes in the fair value of derivatives that are not designated as cash flow hedges are reported immediately in earnings.

In order to manage in a manner consistent with historical processes, procedures and systems and to achieve operating economies, certain economic hedge transactions are not designated as hedges for accounting purposes. In those cases, which primarily relate to platinum group metals, the Company, in accordance with the newly adopted standards, will continue to mark to market both the hedge instrument and the related position constituting the risk hedged, recognizing the net effect in current earnings.

The Company documents all relationships between derivative hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions. For the year ended December 31, 2001, there was no gain or loss recognized in earnings resulting from hedge ineffectiveness.

foreign exchange contracts The Company designates as cash flow hedges certain foreign currency forward contracts entered into as hedges against anticipated receivables or payables which will arise from forecasted transactions that are denominated in currencies other than the functional currency of the entity which will hold those assets or liabilities. The ultimate maturities of the contracts are timed to coincide with the expected occurrence of the underlying transaction.

For the twelve-month period ended December 31, 2001, the Company reported after-tax gains of $0.2 million in accumulated other comprehensive income relating to the change in the fair value of derivatives designated as foreign currency cash flow hedges. It is expected that this amount will be reclassified into earnings within the next twelve months. There was no gain or loss reclassified from accumulated other comprehensive income into earnings as a result of the discontinuance of cash flow hedges due to the probability of forecasted transactions not occurring. As of December 31, 2001, the maximum length of time over which the Company is hedging its exposure to movements in foreign exchange rates for forecasted transactions is twelve months.

A second group of forward contracts entered into to economically hedge the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities are not designated as hedging instruments for accounting purposes. Changes in the fair value of these items are recorded in earnings to offset the foreign exchange gains and losses arising from the related monetary assets and liabilities.

commodity contracts [primarily energy related] *The Company enters into* contracts that are designated as cash flow hedges to protect a portion of its exposure to movements in certain commodity prices. The ultimate maturities of the contracts are timed to coincide with the expected usage of these commodities in the Company's manufacturing operations. For the twelve-month period ended December 31, 2001, the Company reported after-tax losses of $4.8 million in accumulated other comprehensive income relating to the change in the fair value of derivatives designated as cash flow commodity hedges. These losses primarily relate to derivatives designated as natural gas cash flow hedges. It is expected that this amount will be reclassified into earnings within the next twelve months. As of December 31, 2001, the maximum length of time over which the Company is hedging its exposure to movements in commodity prices for forecasted transactions is twelve months.

The use of derivative metal instruments is discussed on page 40 under "Committed Metal Positions and Hedged Metal Obligations." To the extent that the maturities of these instruments are mismatched, the Company may be exposed to interest rate risk. This exposure is mitigated through the use of Eurodollar futures that are marked-to-market daily along with the underlying commodity instruments.

interest rate derivatives The Company uses interest rate derivatives that are designated as fair value hedges to help achieve its fixed and floating rate debt objectives. In 2001, the Company entered into two interest rate swap agreements with a total notional value of $100 million to effectively change a fixed rate debt obligation into a floating rate obligation. The total notional amount of these agreements is equal to the face value of the designated debt instrument. The swap agreements are expected to settle in August 2006, the maturity date of the corresponding debt issuance.

note 3_ significant shareholder transaction

In May 1999, the Company purchased approximately 18 million of its shares owned by Minorco S.A. [Minorco], which represented approximately 13% of the Company's total shares outstanding at the time. The remainder of Minorco's stake [28 million shares] was sold in a secondary public offering. Minorco compensated the Company for costs and other expenses related to the secondary offering and the purchase of the shares. The Company financed the share repurchase with short-term debt.

note 4_ acquisitions and divestitures

In October 2001, the Company acquired the fats and oils catalyst business of Süd Chemie for approximately $13.6 million. This acquisition broadened the Company's catalyst technology offering to oleochemical markets. This acquisition was recorded under the purchase method of accounting. The results of operations of this acquisition, integrated into the Process Technologies segment, are

included in the accompanying consolidated financial statements from the date of acquisition. A portion of the purchase price has been allocated to assets acquired based on their fair values, while the remaining balance was preliminarily recorded as goodwill. Pro forma information is not provided since the impact of the acquisition does not have a material effect on the Company's results of operations, cash flows or financial position.

During 2000, the Company recorded a gain of $24.8 million [$17.0 million after tax or $0.13 per share on a diluted basis] on the sale of its metal-joining products business located in Warwick, Rhode Island. In addition, the Company recorded a loss of $6.0 million [$4.1 million after tax or $0.03 per share on a diluted basis] associated with the divestiture of the International Dioxide, Inc. [IDI] business unit.

In September 2000, the Company acquired a polyolefin catalyst business located in Tarragona, Spain from Targor GmbH, a subsidiary of BASF AG, for approximately $35.1 million. As part of the acquisition, the Company obtained a supply agreement to become the exclusive supplier of polyolefin catalysts to Novolen Technology Holdings C.V. This acquisition was recorded under the purchase method of accounting. The results of operations of this acquisition, integrated into the Process Technologies segment, are included in the accompanying consolidated financial statements from the date of acquisition. A portion of the purchase price has been allocated to assets acquired and liabilities assumed based on their fair values, while the remaining balance was recorded as an intangible asset and is being amortized over 15 years. Pro forma information is not provided since the impact of the acquisition does not have a material effect on the Company's results of operations, cash flows or financial position.

During 1999, the Company sold its hydroprocessing joint venture, its metal-plating business, its Mearlcrete concrete foaming agent business, and certain land and mineral rights located in Talladega County, Alabama. These sales resulted in gains of $13.2 million [$9.2 million after tax or $0.06 per share on a diluted basis]. In addition, the Company reduced the carrying value of its investment in Engelhard Highland Private Ltd. to its estimated net realizable value of $1.0 million and accordingly recorded a loss of $4.6 million [$3.2 million after tax or $0.02 per share on a diluted basis].

In March 1999, the Company acquired the effect-pigment product line of ISP for approximately $11.5 million. This acquisition expanded the Company's special-effect pigments line. The excess of the purchase price over the fair value of net assets acquired has been recorded as goodwill and is being amortized over 20 years. Effective January 1, 2002, the goodwill will no longer be amortized but rather will be tested at least annually for impairment in accordance with SFAS No. 142. The results of operations of this product line, integrated into the Appearance and Performance Technologies segment, are included in the accompanying consolidated financial statements from the date of acquisition.

note 5_ special and other charges

The Company recorded a special charge of $7.1 million [$4.3 million after tax or $0.03 per share on a diluted basis] in the second quarter of 2001 related to the redeployment of assets between the Company's kaolin-based operations in Middle Georgia and its petroleum refining catalyst facility in Savannah, Georgia. Some assets previously dedicated to providing kaolin-based products to the paper industry are being redirected to enable the Company to produce more value-added catalyst technologies for petroleum refining. This charge includes employee severance costs of $3.2 million, asset write-offs of $2.6 million and other costs of $1.3 million related to the asset redeployment actions and productivity improvements. The employee severance charges include the reduction of 57 salaried employees primarily located at the Middle Georgia facility, while an additional 154 hourly employees were terminated as a result of this action. This charge was recorded in the Appearance and Performance Technologies segment. These actions are expected to be substantially complete by the end of 2002.

The Company recorded special and other charges of $134.2 million [$92.0 million after tax or $0.72 per share on a diluted basis] in 2000 for a variety of events.

The following table sets forth the impact of these charges in the Company's 2000 "Consolidated Statements of Earnings":

financial impact

[in millions, except per-share amounts]	total
Cost of sales	$ [27.1]
Selling, administrative and other expenses	[23.8]
Special charge	[82.5]
Operating loss	[133.4]
Equity in losses of affiliates	[0.8]
Loss before income taxes	[134.2]
Income tax benefit	42.2
Net loss	$ [92.0]
Diluted loss per share	$ [0.72]

The 2000 special and other charges are described below:

The Environmental Technologies segment incurred charges of $15.4 million, primarily related to additional provisions for warranty costs associated with the segment's stationary-source, emission-control capital equipment business, which was sold in 1998.

The Process Technologies segment incurred charges of $5.5 million, primarily for the write-off of the unamortized balance of a customer supply agreement recognized in connection with the acquisition of the chemical catalyst businesses of Mallinckrodt Inc. in 1998. The Company does not expect future deliveries under the contract.

The Appearance and Performance Technologies segment incurred charges of $50.5 million, including the write-down of assets of $30.4 million in the segment's colors business, the write-off of $4.6 million of obsolete inventory within the segment's minerals business, charges of $3.6 million related to the Company's decision to divest its 50%-owned interest in the Dnipro Kaolin [Ukraine] joint venture, which had previously generated immaterial losses, charges of $3.5 million related to the write-off of an obsolete computer system and other charges of $8.4 million.

As a result of declining sales, a shift in product mix to higher volume, low-gross-profit products and severe price pressure for all product lines, the colors business continued operating at a loss in 2000. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company performed an impairment review of its long-lived assets. During the fourth quarter of 2000, the Company determined that the estimated future undiscounted cash flows of the segment's colors business were below the carrying value of its assets. Accordingly, the Company adjusted the carrying value of the long-lived assets and goodwill to their estimated fair values. The estimated fair values of the machinery and equipment and goodwill were based on anticipated future cash flows discounted at a rate commensurate with the Company's estimated cost of capital. The resulting impairment charge consisted primarily of a write-down of machinery and equipment .

Based on a reassessment of the volumes of usable crude kaolin contained in stockpiles in Middle Georgia, a determination was made to adjust quantities downward resulting in a charge of $4.6 million. Crude kaolin is used to produce high-quality pigments and additives for a variety of end markets.

Within the Company's "All Other" category, the Company incurred special and other charges of $62.8 million, primarily related to the decision to exit from its residual, desiccant-based, climate-control-system business. This business was comprised of the Company's HexCore subsidiary and a cost-based investment in Fresh Air Solutions, a limited partnership. These charges primarily result from asset write-offs and recognition of the Company's obligation under a guarantee. Revenues and net losses from the HexCore subsidiary were immaterial for each of the three years ended December 31, 2000.

With regard to the special charges incurred in 2000, non-separation-related cash spending consisted primarily of obligations under guarantees related to the Fresh Air Solutions limited partnership. Spending consisted of payments related to the shutdown of facilities and the satisfaction of warranty obligations. The actions undertaken by the Company in relation to the 2000 special and other charges are expected to be substantially complete by the end of 2002.

In 1999, the Company recorded severance costs of $5.4 million and asset impairments of $3.7 million associated with a restructuring of the Company's business groups and for severance at three of the Company's manufacturing facilities. The asset impairment charge of $3.7 million related to closure costs at the Company's Salt Lake City facility as well as an impairment to goodwill relating to the sensor technologies business unit. Earlier restructuring charges included a $5.0 million impairment relating to the Company's Salt Lake City facility and $3.8 million for environmental remediation costs for the Harvard-Denison site in Cleveland, Ohio. In 1999, the Company restored the carrying value of the Salt Lake City facility to its original book value of $5.0 million based on a third-party offer and independent appraisal. With regard to Harvard-Denison, the United States Department of Energy determined that the site was eligible for the Government's Formerly Utilized Sites Remedial Action Program [FUSRAP] and, as a result, the government would be responsible for future remediation. Accordingly, the Company reversed $3.8 million as a special credit in 1999.

The following table sets forth the components of the Company's reserves for restructuring and other costs:

restructuring and other reserves

	separations			other			
[in millions]	Pre-2000	2000	**2001**	Pre-2000	2000	**2001**	total
Balance at December 31, 1998	$ 6.5	$ –	$ –	$ 3.1	$ –	$ –	$ 9.6
Cash spending, net	[3.9]	–	–	[2.9]	–	–	[6.8]
Provision	0.6	–	–	5.7	–	–	6.3
Balance at December 31, 1999	3.2	–	–	5.9	–	–	9.1
Cash spending, net	[2.3]	–	–	[4.7]	–	–	[7.0]
Provision	–	1.1	–	–	31.4	–	32.5
Balance at December 31, 2000	0.9	1.1	–	1.2	31.4	–	34.6
Cash spending, net	[0.5]	[0.7]	[1.4]	[1.2]	[13.6]	–	[17.4]
Provision	–	–	3.2	–	–	1.3	4.5
Balance at December 31, 2001	$ 0.4	$ 0.4	$ 1.8	$ –	$ 17.8	$1.3	$ 21.7

note 6_ inventories

Inventories consist of the following:

inventories

[in millions]	**2001**	2000
Raw materials	$ 92.0	$ 81.1
Work in process	67.2	76.7
Finished goods	221.8	190.8
Precious metals	20.6	23.2
Total inventories	$401.6	$371.8

The majority of the Company's physical metal is carried in committed metal positions with the remainder carried in inventory. All precious metals included in inventory are stated at LIFO cost. The market value of the precious-metals inventories exceeded cost by $111.1 million and $254.1 million at December 31, 2001 and 2000, respectively. Net earnings include after-tax gains of $3.4 million in 2001, $2.5 million in 2000 and $2.2 million in 1999 from the sale of inventory accounted for under the LIFO method.

In the normal course of business, certain customers and suppliers deposit significant quantities of precious metals with the Company under a variety of

arrangements. Equivalent quantities of precious metals are returnable as product or in other forms. Metals held for the accounts of customers and suppliers are not reflected in the Company's financial statements.

note 7_ property, plant and equipment

Property, plant and equipment consist of the following:

property, plant and equipment

[in millions]	2001	2000
Land	$ 29.2	$ 27.9
Buildings and building improvements	217.6	203.3
Machinery and equipment	1,416.2	1,330.8
Construction in progress	126.4	101.3
Mineral deposits and mine development costs	75.6	74.3
	1,865.0	1,737.6
Accumulated depreciation and depletion	1,042.5	969.9
Property, plant and equipment, net	$ 822.5	$ 767.7

Mineral deposits and mine development costs consist of industrial mineral reserves including kaolin, attapulgite and mica. The Company does not own any mining reserves or conduct any mining operations with respect to platinum, palladium or other metals.

The Company capitalized interest of $3.0 million in 2001, $3.9 million in 2000 and $2.6 million in 1999.

note 8_ investments

The Company has investments in affiliates that are accounted for under the equity method. The more significant of these investments are Engelhard-CLAL, N.E. Chemcat Corporation [N.E. Chemcat] and Heesung-Engelhard. Engelhard-CLAL, a 50%-owned joint venture, manufactures and markets certain products containing precious metals. N.E. Chemcat is a 38.8%-owned, publicly traded Japanese corporation and a leading producer of automotive and chemical catalysts, electronic chemicals and other precious-metals-based products. Heesung-Engelhard, a 49%-owned joint venture in Korea, manufactures and markets catalyst products for automobiles.

The summarized unaudited financial information below represents an aggregation of the Company's nonsubsidiary affiliates on a 100% basis, unless otherwise noted:

financial information

[unaudited] [in millions]	2001	2000	1999
Earnings data:			
Revenue	$1,640.3	$1,886.1	$1,553.2
Gross profit	158.0	195.2	156.1
Net earnings	62.8	60.2	37.1
Engelhard's equity in net earnings of affiliates	29.1	24.2	16.3
Balance sheet data:			
Current assets	$ 551.5	$ 609.2	$ 513.0
Noncurrent assets	207.8	213.7	209.1
Current liabilities	248.9	301.5	232.6
Noncurrent liabilities	47.9	62.9	67.7
Net assets	462.4	458.5	421.8
Engelhard's equity in net assets	204.9	193.9	180.2

The Company's share of undistributed earnings of affiliated companies included in consolidated retained earnings were earnings of $87.1 million, $60.3 million and $40.5 million in 2001, 2000 and 1999, respectively. Dividends from affiliated companies were $4.2 million in 2001, $4.4 million in 2000 and $2.4 million in 1999.

As of December 31, 2001, the Company's accumulated other comprehensive loss included a foreign currency translation loss of approximately $16.4 million relating to its Engelhard-CLAL joint venture. At this time, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," the joint venture's assets are held for use and therefore the associated foreign currency translation loss has not been included in the carrying

value of the investment when assessing the investment for impairment. Accordingly, at December 31, 2001, the investment is not impaired. The Engelhard-CLAL joint venture is currently in the process of disposing of a portion of its businesses. If the joint venture disposes of the remaining significant businesses, the Company will likely develop and commit to a plan to liquidate or dispose of the joint venture. At such time, the Company will include the foreign currency translation loss as part of the carrying amount of this investment when evaluating the investment for impairment. If and when this happens, it will be likely that the carrying value of the joint venture will exceed the fair value of the investment, thus resulting in the recognition of an impairment loss in current earnings.

As the Engelhard-CLAL joint venture has already disposed of several operations, the Company expects significantly lower results from this venture in 2002.

note 9_ committed metal positions and hedged metal obligations

The following table sets forth the Company's unhedged metal positions included in committed metal positions on the Company's "Consolidated Balance Sheets":

metal positions information

[in millions]	2001		2000	
	gross position	value	gross position	value
Platinum group metals	Long	$44.3	Long	$78.4
Gold	Long	0.2	Flat	–
Silver	Long	0.9	Long	1.3
Base metals	Short	5.9	Long	5.0
Total unhedged metal positions		$51.3		$84.7

Derivative metal and foreign currency instruments are used to hedge metal positions and obligations. Over 99% of these instruments have settlement terms of less than one year. The remaining instruments are expected to settle within two years. These derivative metal and foreign currency instruments consist of the following:

metal hedging instruments

[in millions]	2001		2000	
	buy	sell	buy	sell
Metal forwards/futures	$1,510.5	$699.1	$1,244.0	$1,146.6
Eurodollar futures	93.2	127.2	115.7	104.3
Swaps	38.3	24.1	16.0	22.7
Options	72.0	64.4	39.3	8.7
Foreign exchange forwards/futures	–	24.8	–	171.2

note 10_ financial instruments

The Company's nonderivative financial instruments consist primarily of cash in banks, temporary investments, accounts receivable and debt. The fair value of financial instruments in working capital approximates book value. The fair value of long-term debt was $235.8 million as of December 31, 2001 and $237.5 million as of December 31, 2000 based on prevailing interest rates in effect at those dates, compared with a book value of $237.9 as of December 31, 2001 and $248.6 million as of December 31, 2000.

The Company believes that its financial instruments do not represent a concentration of credit risk because the Company deals with a variety of major banks worldwide, and its accounts receivable are spread among a number of major industries, customers and geographic areas. In addition, a centralized credit committee reviews significant credit transactions and risk-management issues before the granting of credit, and an appropriate level of reserves is maintained. For the past three-year period, provisions to these reserves were not significant.

foreign currency instruments Aggregate foreign transaction gains and losses were not significant for any year presented. The following table sets forth, in U.S. dollars, the Company's open foreign currency forward contracts accounted for as fair value hedges used for hedging other than metal-related transactions

as of the respective year-ends [see Note 9, "Committed Metal Positions and Hedged Metal Obligations," for further detail]:

foreign currency forward contracts information

[in millions]	2001		2000	
	buy	sell	buy	sell
Deutsche mark	$ –	$ –	$ –	$ 27.7
Japanese yen	0.3	7.2	–	–
French franc	–	–	–	3.0
Euro	5.1	57.0	11.0	142.4
Netherlands guilder	–	–	4.1	9.4
South African rand	–	3.7	–	4.8
British pound	7.2	–	6.9	–
Italian lira	–	6.3	–	1.6
Total open foreign currency forward contracts	$12.6	$74.2	$22.0	$188.9

None of these contracts exceeds a year in duration. These contracts were marked-to-market at December 31, 2001 and 2000.

note 11_ short-term borrowings and long-term debt

At December 31, 2001, the Company had two unsecured committed revolving credit agreements for $400 million each with a group of major North American banks and foreign banks. The $400-million five-year agreement expires in May 2006, and the $400-million 364-day agreement expires in May 2002. In connection with these credit facilities, the Company has agreed to certain covenants, including maintaining a debt to EBITDA ratio of less than 3:1 [as defined in the credit agreements]. At December 31, 2001, the Company was fully compliant with all of its debt covenants. Facility fees are paid to the bank group for these lines. Management intends to renew the $400-million committed credit facility that expires in May 2002.

At December 31, 2001 and 2000, short-term bank borrowings were $198.8 million and $153.0 million, respectively. Weighted-average interest rates were 4.1%, 6.4% and 5.2% during 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, long-term debt due within one year was $0.1 million and $150.1 million, respectively.

At December 31, 2001 and 2000, commercial paper borrowings were $190.2 million and $199.0 million, respectively. Weighted-average interest rates were 4.1%, 6.3% and 5.1% during 2001, 2000 and 1999, respectively.

Unused, uncommitted lines of credit available exceeded $650 million at December 31, 2001. The Company's lines of credit with its banks are available in accordance with normal terms for prime commercial borrowers and are not subject to commitment fees or other restrictions.

In July 1998, the Company filed a shelf registration for $300 million of corporate debt. Plans to issue debt under the shelf registration are under consideration by management.

The following table sets forth the components of long-term debt:

debt information

[in millions]	2001	2000
Notes, with a weighted-average interest rate of 12.1%, due 2003–2006	$ 14.1	$ 14.1
7% Notes, due 2001, net of discount	–	149.9
7.375% Notes, due 2006, net of discount	98.0	99.6
6.95% Notes, due 2028, net of discount	118.5	118.5
Industrial revenue bonds, 5.375%, due 2006	6.5	6.5
Industrial revenue bonds, variable rate, due 2020	–	8.5
Foreign bank loans with a weighted-average interest rate of 7.0%, due 2000–2003	0.2	1.1
Other, with weighted-average rate of 6.1%, due 2000–2007	0.7	0.5
	238.0	398.7
Amounts due within one year	0.1	150.1
Total long-term debt	$237.9	$248.6

As of December 31, 2001, the aggregate maturities of long-term debt for the succeeding five years are as follows: $0.1 million in 2002, $0.3 million in 2003, $0.1 million in 2004, $0.1 million in 2005, $118.6 million in 2006 and $118.7 million thereafter.

Net interest expense was $44.0 million in 2001, compared with $62.6 million in 2000 and $56.6 million in 1999. Net interest expense in 2001 decreased due to decreased borrowings, lower short-term interest rates and an increase in interest income. Net interest expense in 1999 included a reduction of $7.1 million resulting from the settlement of treasury lock positions that were entered into to hedge anticipated long-term borrowings that never occurred. Excluding this reduction from 1999, net interest expense in 2000 decreased due to decreased borrowings, partially offset by increased interest rates. Interest income was $3.3 million in 2001, $2.1 million in 2000 and $2.9 million in 1999.

note 12_ income taxes

The components of income tax expense are shown in the following table:

income tax expense

[in millions]	2001	2000	1999
Current income tax expense			
Federal	$ 8.8	$105.7	$45.7
State and local	3.3	10.1	4.7
Foreign	27.5	14.5	31.6
	39.6	130.3	82.0
Deferred income tax expense			
Federal	38.1	[55.1]	3.4
State and local	6.5	[11.3]	0.6
Foreign	[4.5]	13.5	0.7
	40.1	[52.9]	4.7
Income tax expense	$79.7	$ 77.4	$86.7

The foreign portion of earnings before income tax expense was $112.6 million in 2001, $126.3 million in 2000 and $109.4 million in 1999. Taxes on income of foreign consolidated subsidiaries and affiliates are provided at the tax rates applicable to their respective foreign tax jurisdictions.

The following table sets forth the components of the net deferred tax asset that result from temporary differences between the amounts of assets and liabilities recognized for financial reporting and tax purposes:

net deferred income tax asset

[in millions]	2001	2000
Deferred tax assets		
Accrued liabilities	$168.8	$193.7
Noncurrent liabilities	65.1	65.8
Unrealized net loss – pension asset	21.0	–
Tax credits/carryforwards	6.5	5.5
Total deferred tax assets	261.4	265.0
Valuation allowance	[8.6]	[11.1]
Total deferred tax assets, net of valuation allowance	252.8	253.9
Deferred tax liabilities		
Prepaid pension expense	[30.5]	[32.8]
Property, plant and equipment	[2.2]	[8.0]
Other assets	[49.5]	[37.2]
Total deferred tax liabilities	[82.2]	[78.0]
Net deferred tax asset	$170.6	$175.9

Net current deferred tax assets of $99.9 million and $116.8 million at December 31, 2001 and December 31, 2000, respectively, are included in other current assets and net noncurrent deferred tax assets of $70.7 million and $59.1 million at December 31, 2001 and December 31, 2000, respectively, are included in other noncurrent assets in the Company's "Consolidated Balance Sheets."

In 2001, the Company generated and recorded a domestic deferred tax asset for certain state net operating loss carryforwards in the amount of $2.5 million of which $1.3 million will expire in 2008, $0.2 million will expire in 2016 and $1.0 million will expire in 2021. As of December 31, 2001, the Company also had approximately $0.9 million of research and development credits which carry forward indefinitely, $0.2 million of state investment tax credits expiring in 2006 and $2.9 million of foreign net operating losses of which $0.1 million will expire in 2005 and $2.8 million will carry forward indefinitely.

In 2000, the Company recorded special and other charges in the amount of $134.2 million. A deferred tax asset of $54.0 million was provided with respect to this charge.

A reconciliation of the difference between the Company's consolidated income tax expense and the expense computed at the federal statutory rate is shown in the following table:

consolidated income tax expense reconciliation

[in millions]	2001	2000	1999
Income tax expense at federal statutory rate	$106.8	$ 86.0	$ 99.4
State income taxes, net of federal effect	5.4	4.0	3.8
Percentage depletion	[7.8]	[9.8]	[12.9]
Equity earnings	[3.5]	[3.4]	[3.1]
Effect of different tax rates on foreign earnings, net	1.5	9.5	6.4
Tax credits/carrybacks	[20.3]	[11.1]	[14.6]
Foreign sales corporation	[6.8]	[7.9]	[7.3]
Non-deductible goodwill	2.0	2.9	2.0
Valuation allowance	[2.5]	3.6	11.7
Other items, net	4.9	3.6	1.3
Income tax expense	$ 79.7	$ 77.4	$ 86.7

At December 31, 2001, the Company's share of the cumulative undistributed earnings of foreign subsidiaries was approximately $586.9 million. No provision has been made for U.S. or additional foreign taxes on the undistributed earnings of foreign subsidiaries because such earnings are expected to be reinvested indefinitely in the subsidiaries' operations. It is not practical to estimate the amount of additional tax that might be payable on these foreign earnings in the event of distribution or sale. However, under existing law, foreign tax credits would be available to substantially reduce, or in some cases, eliminate U.S. taxes payable.

note 13_ related party transactions

In the ordinary course of business, the Company has related party transactions with its equity affiliates, including N.E. Chemcat, Engelhard-CLAL and Heesung-Engelhard, and with entities in which Anglo American Corporation of South Africa Limited [Anglo] has material interests. Anglo, indirectly through Minorco, held a significant minority interest in the common stock of the Company. In May 1999, Minorco sold all the shares of common stock of Engelhard that it owned [see Note 3, "Significant Shareholder Transaction," for further detail]. The Company's transactions with such entities [through May 1999 for entities in which Anglo had material interests] amounted to: purchases-from of $4.0 million in 2001, $5.5 million in 2000 and $41.3 million in 1999; sales-to of $17.1 million in 2001, $27.8 million in 2000 and $24.6 million in 1999; and metal leasing-to of $2.6 million in 2001, $9.9 million in 2000 and $2.8 million in 1999. At December 31, 2001 and 2000, net amounts due to such entities totaled $1.3 million and $0.4 million, respectively.

Citigroup, Inc. owned approximately 7.5% of the Company's voting securities as of December 31, 2001. Citibank, N.A., a subsidiary of Citigroup Inc., participated with other lenders in lines of credit available to the Company under revolving credit facilities. Citibank's total commitment is $38 million, none of which was drawn in 2001. In 2001, Citibank received an initial fee of $57,000 and annual facility fees of $35,000 for these facilities. The Company uses subsidiaries of Citigroup, as well as other firms, to provide letters of credit and cash management services to the Company. Fees to subsidiaries of Citigroup for these services aggregated less than $60,000 in 2001. In the ordinary course of business, the Company engages in foreign exchange and commodities transactions with subsidiaries of Citigroup, as well as other firms, all of which are negotiated at arm's length as principals in competitive markets.

note 14_ benefits

The Company has domestic and foreign pension plans covering substantially all employees. Plans covering most salaried employees generally provide benefits based on years of service and the employee's final average compensation. Plans covering most hourly bargaining unit members generally provide benefits of stated amounts for each year of service. The Company makes contributions to

the plans as required and to such extent contributions are currently deductible for tax purposes. Plan assets primarily consist of listed stocks, fixed income securities and cash.

The following table sets forth the plants' funded status:

funded status

[in millions]	2001	2000
change in projected benefit obligation		
Projected benefit obligation at beginning of year	$416.0	$382.0
Service cost	14.7	13.3
Interest cost	29.9	26.8
Plan amendments	1.2	1.6
Actuarial losses	20.5	21.2
Benefits paid	[27.1]	[23.3]
Foreign exchange	[2.5]	[5.6]
Projected benefit obligation at end of year	$452.7	$416.0
change in plan assets		
Fair value of plan assets at beginning of year	$488.6	$422.4
Actual [loss]/gain on plan assets	[80.4]	93.3
Employer contribution	4.8	2.9
Benefits paid	[27.1]	[23.3]
Foreign exchange	[3.2]	[6.7]
Fair value of plan assets at end of year	$382.7	$488.6
Funded status	$ [70.0]	$ 72.6
Unrecognized net actuarial loss/[gain]	123.4	[15.5]
Unrecognized prior service cost	9.7	10.9
Unrecognized transition asset, net of amortization	[0.1]	[0.6]
Fourth quarter contribution	0.2	0.1
Prepaid pension asset	$ 63.2	$ 67.5
Amounts recognized in the consolidated balance sheets consist of:		
Prepaid benefit cost	$ 68.6	$ 72.5
Accrued benefit liability	[54.3]	[5.0]
Intangible asset	5.9	–
Accumulated other comprehensive loss	43.0	–
Net amount recognized	$ 63.2	$67.5

The prepaid pension asset balances of $68.6 million and $67.5 million at December 31, 2001 and December 31, 2000, respectively, and the intangible asset of $5.9 million at December 31, 2001 are included in other noncurrent assets in the Company's "Consolidated Balance Sheets." The Company recorded a minimum pension liability adjustment of $43.0 million [$25.4 million after tax] in 2001 and a minimum pension asset adjustment of $1.0 million in 2000. These adjustments were recognized and charged to "Accumulated Other Comprehensive Loss" within shareholders' equity.

The components of net periodic pension expense for all plans are shown in the following table:

net periodic pension expense

[in millions]	2001	2000	1999
Service cost	$ 14.7	$ 13.3	$ 12.1
Interest cost	29.9	26.8	24.5
Expected return on plan assets	[40.7]	[37.7]	[36.0]
Amortization of prior service cost	2.2	1.9	2.2
Amortization of transition asset	[0.5]	[0.6]	[0.5]
Recognized actuarial loss	2.5	2.9	4.3
Net periodic pension expense	$ 8.1	$ 6.6	$ 6.6

The Company uses September 30 as the measurement date for pension assets and liabilities. The assumptions chosen to measure the current years' liabilities are also used to determine the subsequent years' net periodic pension expense. The following table sets forth the key weighted average assumptions used in determining the worldwide projected benefit obligation:

	2001	2000	1999
Discount rate	7.24%	7.44%	7.38%
Rate of compensation increase	4.18%	4.39%	4.35%
Expected return on plan assets	10.04%	10.30%	10.29%

The Company also sponsors three savings plans covering certain salaried and hourly paid employees. The Company's contributions, which may equal up to 50% of certain employee contributions, were $4.1 million in 2001, $3.9 million in 2000 and $3.6 million in 1999. These amounts were recorded as an expense in the Company's "Consolidated Statements of Earnings."

The Company also currently provides postretirement medical and life insurance benefits to certain retirees [and their spouses], certain disabled employees [and their families] and spouses of certain deceased employees. Substantially all U.S. salaried employees and certain hourly paid employees are eligible for these benefits, which are paid through the Company's general health care and life insurance programs, except for certain medicare-eligible salaried and hourly retirees who are provided a defined contribution towards the cost of a partially insured health plan. In addition, the Company provides postemployment benefits to former or inactive employees after employment but before retirement. These benefits are substantially similar to the postretirement benefits, but cover a much smaller group of employees.

The following table sets forth the components of the accrued postretirement and postemployment benefit obligation, all of which are unfunded:

postretirement and postemployment benefits

[in millions]	2001	2000
change in benefit obligation		
Benefit obligation at beginning of year	$123.0	$117.8
Service cost	2.8	2.8
Interest cost	9.1	8.7
Actuarial losses	5.5	3.5
Benefits paid	[11.9]	[9.8]
Benefit obligation at end of year	$128.5	$123.0
Unrecognized net loss	[11.4]	[5.8]
Unrecognized prior service cost	15.8	21.6
Accrued benefit obligation	$132.9	$138.8

The postretirement and postemployment benefit balances of $132.9 million and $138.8 million at December 31, 2001 and December 31, 2000, respectively, are included in other noncurrent liabilities in the Company's "Consolidated Balance Sheets."

The components of the net expense for these postretirement and postemployment benefits are shown in the following table:

postretirement and postemployement benefits

[in millions]	2001	2000	1999
components of net periodic benefit cost			
Service cost	$ 2.8	$ 2.8	$ 3.2
Interest cost	9.1	8.7	8.3
Net amortization	[5.8]	[5.8]	[5.6]
Net periodic benefit cost	$ 6.1	$ 5.7	$ 5.9

The weighted-average discount rate used in determining the actuarial present value of the accumulated postretirement and postemployment benefit obligation is 7.50% for 2001 and 7.75% for 2000. The average assumed health care cost trend rate used for 2001 is 5% to 10%. A 1% increase in the assumed health care cost trend rate would have increased aggregate service and interest cost in 2001 by $0.7 million and the accumulated postretirement and postemployment benefit obligation as of December 31, 2001 by $6.6 million. A 1% decrease in the assumed health care cost trend rate would have decreased aggregate service and interest cost in 2001 by $1.2 million and the accumulated postretirement and postemployment benefit obligation as of December 31, 2001 by $11.0 million.

note 15_ stock option and bonus plans

The Company's Stock Option Plans of 1999 and 1991, as amended [the Key Option Plans], generally provide for the granting to key employees of options to purchase an aggregate of 5,500,000 and 16,875,000 common shares, respectively, at fair market value on the date of grant. No options under the Stock Option Plans of 1999 and 1991 may be granted after December 16, 2009 and June 30, 2002, respectively.

In 1993, the Company established the Employee Stock Option Plan of 1993, as amended, which generally provided for the granting to all employees [excluding U.S. bargaining unit employees and key employees eligible under the Key Option Plans] of options to purchase an aggregate of 2,812,500 common shares at fair market value on the date of grant. No additional options may be granted under this plan. In 1995, the Company established the Directors Stock Option Plan, which generally provides for the annual granting to each non-employee director the option to purchase up to 3,000 common shares at the fair market value on the date of grant. Options under all plans become exercisable in four installments beginning after one year, and no options may be exercised after 10 years from the date of grant. Outstanding options may be canceled and reissued under terms specified in the plan documents.

Had compensation cost for the Company's stock option plans been determined based on the fair value at grant date for awards in 2001, 2000 and 1999 consistent with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company's net earnings and earnings per share would have been as follows:

pro forma information

[in millions, except per-share data]	2001	2000	1999
Net earnings – as reported	$225.6	$168.3	$197.5
Net earnings – pro forma	219.7	159.9	189.3
Basic earnings per share – as reported	1.73	1.33	1.49
Basic earnings per share – pro forma	1.69	1.27	1.43
Diluted earnings per share – as reported	1.71	1.31	1.47
Diluted earnings per share – pro forma	1.66	1.25	1.41

The weighted-average fair value at date of grant for options granted during 2001, 2000 and 1999 was $8.13, $4.28 and $5.19, respectively. Fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used:

	2001	2000	1999
Dividend yield	1.5–1.8%	2.1–2.4%	1.9–2.3%
Expected volatility	35–36%	33%	33%
Risk-free interest rate	3.8–5.1%	6.0%	4.5–6.0%
Expected life [years]	5	4–5	4

Stock option transactions under all plans are as follows:

	2001		2000		1999	
	number of shares	weighted-average exercise price per share	number of shares	weighted-average exercise price per share	number of shares	weighted-average exercise price per share
Outstanding at beginning of year	17,686,507	$18.20	16,472,791	$18.30	14,084,148	$18.17
Granted	1,317,008	$24.55	1,611,786	$16.87	2,953,721	$18.62
Forfeited	[187,330]	$19.40	[255,840]	$19.22	[328,616]	$18.83
Exercised	[5,900,350]	$17.15	[142,230]	$12.14	[236,462]	$13.09
Outstanding at end of year	12,915,835	$19.32	17,686,507	$18.20	16,472,791	$18.30
Exercisable at end of year	9,472,409	$18.92	13,692,608	$18.24	10,412,192	$17.99
Available for future grants	4,253,336		5,383,014		3,738,960	

The following table summarizes information about fixed-price options outstanding at December 31, 2001:

	options outstanding			options exercisable	
range of exercise prices	number outstanding at 12/31/01	weighted-average remaining contractual life [years]	weighted-average exercise price	number exercisable at 12/31/01	weighted-average exercise price
$11.44 to 19.14	626,033	1–2	$17.52	626,033	$17.52
14.21 to 23.88	3,546,633	4–5	19.64	3,546,633	19.64
18.56 to 20.91	1,639,346	6	19.14	1,639,346	19.14
17.34 to 21.69	1,969,380	7	18.68	1,591,195	18.72
17.81 to 20.75	2,442,328	8	18.57	1,556,414	18.50
16.84 to 18.75	1,403,391	9	16.87	512,788	16.86
22.75 to 26.90	1,288,724	10	24.59	–	–
	12,915,835		$19.32	9,472,409	$18.92

The Company's Key Employee Stock Bonus Plan, as amended [the Bonus Plan] provides for the award of up to 15,187,500 common shares to key employees as compensation for future services, not exceeding 1,518,750 shares in any year [plus any canceled awards or shares available for award but not previously awarded]. The Bonus Plan terminates on June 30, 2006. Shares awarded vest in five annual installments, provided the recipient is still employed by the

Company on the vesting date. Compensation expense is measured on the date the award is granted and is amortized over five years. Shares awarded are considered issued and outstanding at the date of grant and are included in shares outstanding for purposes of computing diluted earnings per share. Employees have both dividend and voting rights on all unvested shares. In 2001 and 2000, the Company granted 423,685 and 321,000 shares to key employees at a fair value of $22.75 and $16.84, respectively, per share. Unvested shares were 626,112 and 405,092 at December 31, 2001 and 2000, respectively.

Compensation expense relating to stock awards was $4.4 million in 2001, $5.0 million in 2000 and $4.3 million in 1999.

The Company has certain deferred compensation arrangements where shares earned under the Engelhard stock bonus plan are deferred and placed in a "Rabbi Trust." Until February 2001, the plan permitted employees to convert their deferred stock balance to deferred cash under certain conditions. In February 2001, the Company terminated this deferred cash option. With the termination of the deferred cash option, increases/decreases in the deferred compensation liability will no longer be recognized in earnings. Shares held in the trust are recorded as treasury stock with the corresponding liability recorded as a credit within shareholders' equity.

For the year ended December 31, 2001, the Company recognized expense of $0.9 million related to the increase in the value of its common stock held in a Rabbi Trust for deferred compensation from $20.38 at December 31, 2000 to $22.65 at February 1, 2001 [as the deferred cash option was terminated at this time]. For the years ended December 31, 2000 and 1999, the Company recognized expense of $0.4 million and income of $0.9 million, respectively, related to changes in the value of its common stock held in the Rabbi Trust. The total value of the Rabbi Trust at December 31, 2001 was $8.7 million compared to $7.8 million at December 31, 2000.

note 16_ earnings per share

Statement of Financial Accounting Standard No. 128, "Earnings Per Share" [SFAS 128] specifies the computation, presentation and disclosure requirements for basic and diluted earnings per share [EPS]. The following table represents the computation of basic and diluted EPS as required by SFAS 128:

earnings per-share computations

year ended December 31 [in thousands, except per-share data]	2001	2000	1999
basic EPS computation			
Net income applicable to common shares	$225,561	$168,296	$197,462
Average number of shares outstanding – basic	130,018	126,351	132,432
Basic earnings per share	$ 1.73	$ 1.33	$ 1.49
diluted EPS computation			
Net income applicable to common shares	$225,561	$168,296	$197,462
Average number of shares outstanding – basic	130,018	126,351	132,432
Effect of dilutive stock options and other incentives	2,137	546	823
Effect of Rabbi Trust	–	1,244	1,335
Total number of shares outstanding – diluted	132,155	128,141	134,590
Diluted earnings per share	$ 1.71	$ 1.31	$ 1.47

Options to purchase additional shares of common stock of 570,380 at a price of $26.90, 11,684,042 [at a price range of $17.50 to $23.88] and 4,037,068 [at a price range of $19.59 to $23.88] were outstanding at the end of 2001, 2000 and 1999, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average annual market price of the common shares. Shares held in the Rabbi Trust were excluded from basic shares outstanding in 1999 and 2000. Effective February 2001, the Company terminated the deferred cash option of the Rabbi Trust. With the termination of this option, shares held in the Rabbi Trust were included in basic shares outstanding in 2001.

note 17_ business segment and geographic area data

The Company has four reportable business segments: Environmental Technologies, Process Technologies, Appearance and Performance Technologies, and Materials Services.

The Environmental Technologies segment, located principally in the United States, Europe and South Africa, markets cost-effective compliance with environmental regulations enabled by sophisticated emission-control technologies and systems.

The Process Technologies segment, located principally in the United States and Europe, enables customers to make their processes more productive, efficient, environmentally sound and safer through the supply of advanced chemical-process catalysts, additives and sorbents.

The Appearance and Performance Technologies segment, located principally in the United States, South Korea and Finland, provides pigments and performance additives that enable its customers to market enhanced image and functionality in their products. This segment serves a broad array of end markets including coatings, plastics, cosmetics, construction and paper. This segment's products help customers improve the look, performance and overall cost of their products. This segment is also the internal supply source of precursors for the Company's advanced chemical-process catalysts.

The Materials Services segment, located principally in the United States, Europe and Japan, provides a full array of services to the Company's technology businesses and their customers who rely on certain precious and base metals as raw materials for their products. This is a distribution and materials services business that purchases and sells precious metals, base metals and related products and services. It does so under a variety of pricing and delivery arrangements structured to meet the logistical, financial and price-risk management requirements of the Company, its customers and suppliers. Additionally, it offers related services for precious-metal refining and storage and produces salts and solutions.

Within the "All Other" category, sales to external customers and operating earnings/[losses] are derived primarily from the Ventures and Engineered Materials businesses. The sale of inventory accounted for under the LIFO method, royalty income and other miscellaneous income and expense items not related to the reportable segments are included in the "All Other" category. In the second quarter of 1999, the Company sold its Engineered Materials business [metal-plating business].

The majority of Corporate expenses have been charged to the segments on either a direct-service basis or as part of a general allocation. Environmental Technologies and, to a much lesser extent, Process Technologies, utilize metal in their factories in excess of that provided by customers. This metal is provided by Materials Services.

The following table presents certain data by business segment:

business segment information

[in millions]	environmental technologies	process technologies	appearance and performance technologies	materials services	reportable segments subtotal	all other	total
2001							
Net sales to external customers	$646.7	$568.2	$634.4	$3,207.9	$5,057.2	$39.7	$5,096.9
Operating earnings/[loss]	142.4	94.3	46.5	56.1	339.3	[19.2][a]	320.1
Interest expense, net	–	–	–	–	–	44.0	44.0
Depreciation, depletion and amortization	21.5	24.6	51.4	1.3	98.8	9.7	108.5
Equity in earnings of affiliates	8.6	–	–	–	8.6	20.5	29.1
Total assets	506.9	563.4	799.7	593.1	2,463.1	532.4	2,995.5
Equity investments	23.0	–	–	–	23.0	181.9	204.9
Capital expenditures	68.7	30.4	36.9	8.2	144.2	24.7	168.9
2000							
Net sales to external customers	$636.7	$566.6	$684.4	$3,614.2	$5,501.9	$40.7	$5,542.6
Operating earnings/[loss], excluding special and other charges	131.8	86.5	80.2	129.3	427.8	[29.0][a]	398.8
Special and other charges	[15.4]	[5.5]	[49.7]	–	[70.6]	[62.8]	[133.4]
Operating earnings/[loss], as reported	116.4	81.0	30.5	129.3	357.2	[91.8]	265.4
Interest expense, net	–	–	–	–	–	62.6	62.6
Depreciation, depletion and amortization	21.6	28.2	51.0	1.5	102.3	14.8	117.1
Equity in earnings/[loss] of affiliates	6.6	–	[1.2][b]	–	5.4	18.8	24.2
Total assets	492.8	540.1	825.0	790.2	2,648.1	518.7	3,166.8
Equity investments	15.7	–	–	–	15.7	178.2	193.9
Capital expenditures	40.2	30.5	45.9	1.0	117.6	19.0	136.6
1999							
Net sales to external customers	$584.8	$521.8	$675.3	$2,608.6	$4,390.5	$97.5	$4,488.0
Operating earnings	102.4	81.9	86.9	39.6	310.8	5.0[a]	315.8
Interest expense, net	–	–	–	–	–	56.6	56.6
Depreciation, depletion and amortization	18.7	28.1	51.1	1.9	99.8	11.8	111.6
Equity in earnings/[loss] of affiliates	3.0	–	[0.1]	–	2.9	13.4	16.3
Total assets	391.8	558.1	891.7	565.3	2,406.9	513.6	2,920.5
Equity investments	11.2	–	1.2	–	12.4	167.8	180.2
Capital expenditures	26.4	32.1	33.1	1.2	92.8	9.2	102.0

[a] Includes pretax gains on the sale of certain inventories accounted for under the LIFO method of $5.3 million in 2001, $3.9 million in 2000 and $3.4 million in 1999.

[b] Includes pretax special and other charges of $0.8 million.

The following table presents certain data by geographic area:

geographic area data

[in millions]	2001	2000	1999
Net sales to external customers:			
United States	$2,983.9	$3,559.3	$2,928.3
International	2,113.0	1,983.3	1,559.7
Total consolidated net sales to external customers	$5,096.9	$5,542.6	$4,488.0
Long-lived assets:			
United States	$1,092.5	$1,065.6	$1,211.0
International	245.1	205.0	168.6
Total long-lived assets	$1,337.6	$1,270.6	$1,379.6

The Company's international operations are predominantly based in Europe.

The following table reconciles segment operating earnings with earnings before income taxes as shown in the Company's "Consolidated Statements of Earnings":

segment reconciliations

[in millions]	2001	2000	1999
Net sales to external customers:			
Net sales for reportable segments	$5,057.2	$5,501.9	$4,390.5
Net sales for other business units	32.0	37.7[a]	95.0
All other	7.7	3.0	2.5
Total consolidated net sales to external customers	$5,096.9	$5,542.6	$4,488.0
Earnings before income taxes:			
Operating earnings for reportable segments	$ 339.3	$ 357.2	$ 310.8
Operating loss for other business units	[0.9]	[35.6]	[1.7]
Special and other charges – Corporate	–	[28.3]	–
Other operating [loss]/ earnings – Corporate	[18.3]	[27.9]	6.7
Total operating earnings	$ 320.1	$ 265.4	$ 315.8
Interest expense, net	[44.0]	[62.6]	[56.6]
Equity in earnings of affiliates	29.1	24.2	16.3
Gain on sale of investments and land, net	–	18.7	8.6
Earnings before income taxes	$ 305.2	$ 245.7	$ 284.1
Total Assets			
Total assets for reportable segments	$2,463.1	$2,648.1	$2,406.9
Assets for other business units	28.5	29.1	81.3
All other	503.9	489.6	432.3
Total consolidated assets	$2,995.5	$3,166.8	$2,920.5

[a] Decrease primarily due to the sale of the metal-plating business in the second quarter of 1999.

An unaffiliated customer of the Environmental Technologies and Materials Services segments accounted for approximately $796 million, $830 million and $1,007 million of the Company's net sales in 2001, 2000 and 1999, respectively.

note 18_ lease commitments

The Company rents real property and equipment under long-term operating leases. Rent expense and sublease income for all operating leases are summarized as follows:

[in millions]	2001	2000	1999
Rents paid	$33.0	$26.7	$22.0
Less sublease income	[1.3]	[0.8]	[0.8]
Rent expense, net	$31.7	$25.9	$21.2

Future minimum rent payments at December 31, 2001, required under noncancellable operating leases, having initial or remaining lease terms in excess of one year, are as follows:

[in millions]	
2002	$ 33.3
2003	30.2
2004	28.2
2005	21.6
2006	12.3
Thereafter	82.9
Total minimum lease payments	208.5
Less: minimum sublease income	[3.7]
Net minimum lease payments	$204.8

In 2000, the Company entered into a sale-leaseback transaction for $97.3 million for machinery and equipment that is used in the Process Technologies segment. The term of this operating lease is five years. The Company intends to renew this lease at the end of the lease term. In 1998, the Company entered into a sale-leaseback transaction for $67.2 million for property that serves as the principal executive and administrative offices of the Company and its operating businesses. The term of this operating lease is 20 years.

note 19_ environmental costs

With the oversight of environmental agencies, the Company is currently preparing, has under review, or is implementing environmental investigations and cleanup plans at several currently or formerly owned and/or operated sites, including Plainville, Massachusetts and Salt Lake City, Utah. The Company is continuing to investigate contamination at Plainville under a 1993 agreement with the United States Environmental Protection Agency [EPA]. In conjunction, the Company is continuing to address decommissioning issues by the Commonwealth of Massachusetts under authority delegated by the Nuclear Regulatory Commission. Investigation of the environmental status at the Salt Lake City site continues under a 1993 agreement with the Utah Solid and Hazardous Waste Control Board.

In addition, as of December 31, 2001, eleven sites have been identified at which the Company believes liability as a potentially responsible party [PRP] is probable under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or similar state laws [collectively referred to as Superfund] for the cleanup of contamination resulting from the historic disposal of hazardous substances allegedly generated by the Company, among others. Superfund imposes strict, joint and several liability under certain circumstances. In many cases, the dollar amount of the claim is unspecified and claims have been asserted against a number of other entities for the same relief sought from the Company. Based on existing information, the Company believes that it is a de minimis contributor of hazardous substances at a number of the sites referenced above. Subject to the reopening of existing settlement agreements for extraordinary circumstances or natural resource damages, the Company has settled a number of other cleanup proceedings. The Company has also responded to information requests from EPA and state regulatory authorities in connection with other Superfund sites.

The accruals for environmental cleanup-related costs recorded in the consolidated balance sheets at December 31, 2001 and 2000 were $23.2 million and $24.7 million, respectively, including $0.6 million for Superfund sites in both years. These amounts represent those costs that the Company believes are probable and reasonably estimable. Based on currently available information and analysis, the Company's accrual represents approximately 48% of what it

believes are the reasonably possible environmental cleanup-related costs of a noncapital nature. The estimate of reasonably possible costs is less certain than the probable estimate upon which the accrual is based.

Cash payments for environmental cleanup-related matters were $1.7 million in both 2001 and 2000 and $2.4 million in 1999. The amounts accrued in connection with environmental cleanup-related matters were not significant over this time period.

For the past three-year period, environmental-related capital projects have averaged less than 10% of the Company's total capital expenditure programs, and the expense of environmental compliance [e.g. environmental testing, permits, consultants and in-house staff] was not material.

There can be no assurances that environmental laws and regulations will not become more stringent in the future or that the Company will not incur significant costs in the future to comply with such laws and regulations. Based on existing information and currently enacted environmental laws and regulations, cash payments for environmental cleanup-related matters are projected to be $4.2 million for 2002, which has already been accrued. Further, the Company anticipates that the amounts of capitalized environmental projects and the expense of environmental compliance will approximate current levels. While it is not possible to predict with certainty, management believes environmental cleanup-related reserves at December 31, 2001 are reasonable and adequate, and environmental matters are not expected to have a material adverse effect on financial condition. These matters, if resolved in a manner different from the estimates, could have a material adverse effect on the Company's operating results or cash flows.

note 20_ litigation and contingencies

Various lawsuits, claims and proceedings are pending against the Company.

The Company is one of a number of defendants in numerous proceedings that allege that the plaintiffs were injured from exposure to hazardous substances purportedly supplied by the Company and other defendants. The Company is also subject to a number of environmental contingencies [see Note 19, "Environmental Costs," for further detail] and is a defendant in a number of lawsuits covering a wide range of other matters. In some of these matters, the remedies sought or damages claimed are substantial. While it is not possible to predict with certainty the ultimate outcome of these lawsuits or the resolution of the environmental contingencies, management believes, after consultation with counsel, that resolution of these matters is not expected to have a material adverse effect on financial condition. These matters, if resolved in a manner different from management's current expectations, could have a material adverse effect on the Company's operating results or cash flows.

In 1998, management learned that Engelhard and several other companies operating in Japan had been victims of a fraudulent scheme involving base-metal inventory held in third-party warehouses in Japan. The inventory loss was approximately $40 million in 1997 and $20 million in 1998. The Company is vigorously pursuing recovery, including litigation in several cases. The most significant case, in New Jersey Superior Court, is expected to reach trial in the spring of 2002. In the first quarter of 1998, Engelhard recorded a receivable from the insurance carriers and third parties involved for approximately $20 million. This amount represented management's and counsel's best estimate of the minimum probable recovery from the various insurance policies and other parties involved in the fraudulent scheme. In 2001, the Company recovered $3.7 million, reducing the receivable discussed above to $16.3 million. The Company continues to pursue recovery from insurance and other parties.

The Company is involved in a value-added tax dispute in Peru. Management believes the Company was targeted by corrupt officials within the former Peruvian government. On December 2, 1999, Engelhard Peru, S.A., a wholly owned subsidiary, was denied refund claims of approximately $28 million. The Peruvian tax authority also determined that Engelhard Peru, S.A. is liable for approximately $63 million in refunds previously paid, fines and interest as of December 31, 1999. Interest and fines continue to accrue at rates established by Peruvian law. Engelhard Peru, S.A. is contesting these determinations vigorously, and management believes, based on consultation with counsel, that Engelhard Peru, S.A. is entitled to all refunds claimed and is not liable for these additional taxes, fines or interest. In late October 2000, a criminal proceeding

alleging tax fraud and forgery related to this value-added tax dispute was initiated against two Lima-based officials of Engelhard Peru, S.A. Although Engelhard Peru, S.A. is not a defendant, it may be civilly liable in Peru if its representatives are found responsible for criminal conduct. Accordingly, Engelhard Peru, S.A. is assisting in the vigorous defense of this proceeding. Management believes the maximum economic exposure is limited to the aggregate value of all assets of Engelhard Peru, S.A., including unpaid refunds, which is approximately $30 million.

note 21_ supplemental information

The following table presents certain supplementary information to the Company's "Consolidated Statements of Cash Flows":

supplementary cash flow information

[in millions]	2001	2000	1999
Cash paid during the year for :			
Interest	$ 48.7	$ 61.7	$ 58.7
Income taxes	95.1	60.9	65.3
Change in assets and liabilities – source [use]:			
Special and other charges	$ 7.1	$ 133.4	$ –
Receivables	111.5	[79.4]	[18.1]
Committed metal positions	[18.6]	[143.4]	98.1
Inventories	[29.2]	[22.7]	[9.7]
Other current assets	18.0	[29.7]	[41.5]
Other noncurrent assets	8.4	[13.2]	[5.7]
Accounts payable	31.5	[26.8]	18.5
Accrued liabilities	[71.5]	121.1	24.8
Noncurrent liabilities	[20.5]	[6.0]	[4.1]
Net change in assets and liabilities	$ 36.7	$ [66.7]	$ 62.3

The following tables present certain supplementary information to the Company's "Consolidated Balance Sheets":

supplementary balance sheet information

other current assets

[in millions]	2001	2000
Prepaid insurance	$ 8.1	$ 6.4
Current deferred taxes	99.9	116.8
Other	34.3	32.8
Other current assets	$142.3	$156.0

other current liabilities

[in millions]	2001	2000
Income taxes payable	$ 79.2	$156.5
Payroll-related accruals	77.9	89.4
Deferred revenue	43.9	6.7
Interest payable	3.8	9.7
Restructuring and other reserves	21.7	34.6
Environmental accrual	7.5	5.7
Refining reserves	6.6	8.3
Other	101.1	116.3
Other current liabilities	$341.7	$427.2

management report on responsibility for financial reporting

The Company is responsible for preparation of the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows. They have been prepared in conformity with accounting principles generally accepted in the United States, which have been applied on a consistent basis, and management believes that they present fairly the Company's consolidated financial position, results of operations and cash flows. The integrity of the information presented in the financial statements, including estimates and judgments relating to matters not concluded by fiscal year-end, is the responsibility of management. To fulfill this responsibility, an internal control structure, designed to protect the Company's assets and properly record transactions and events as they take place, has been developed, placed in operation and maintained. The internal control structure is supported by a program of internal audits and is tested and evaluated by the independent auditors to the extent considered necessary by them in expressing an opinion on the consolidated financial statements. The Board of Directors pursues its responsibility for financial information and review through an Audit Committee of Directors who are not employees. The internal auditors and the independent auditors have full and free access to the Committee, and periodically the Committee meets to discuss the results of audits, the adequacy of the internal control structure and the quality of financial reporting.

Barry W. Perry
Chairman and Chief Executive Officer

Michael A. Sperduto
Vice President and Chief Financial Officer

to the shareholders and board of directors of engelhard corporation:

We have audited the accompanying consolidated balance sheets of Engelhard Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Engelhard Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen L.L.P.

ARTHUR ANDERSEN LLP
New York, New York
January 31, 2002

board of directors

Barry W. Perry[1,4]
Chairman and
Chief Executive Officer
Engelhard Corporation

Marion H. Antonini[1,3,4]
Operating Principal
Kohlberg & Company

James V. Napier[3,4]
Retired Chairman of the Board
Scientific-Atlanta, Inc.

Norma T. Pace[2,4]
Partner
Paper Analytics Associates

Reuben F. Richards[2]
Retired Chairman of the Board
Terra Industries Inc.

Henry R. Slack[3,4]
Chairman
Task Inc.

Orin R. Smith[1,4]
Retired Chairman and
Chief Executive Officer
Engelhard Corporation

Douglas G. Watson[2]
Chief Executive Officer
Pittencrieff Glen Associates

[1] Executive Committee
[Barry W. Perry, Chairman]

[2] Audit Committee
[Douglas G. Watson, Chairman]

[3] Compensation Committee and Stock Option/Stock Bonus Committee
[Marion H. Antonini, Chairman]

[4] Pension and Employee Benefit Plans Committee [James V. Napier, Chairman]

officers and management

Barry W. Perry
Chairman and
Chief Executive Officer

Arthur A. Dornbusch, II
Vice President,
General Counsel and Secretary

Mark Dresner
Vice President,
Corporate Communications

John C. Hess
Vice President,
Human Resources

George C. Hsu
Vice President,
Engelhard Corporation
President,
Engelhard Asia Pacific, Inc.

Stephen D. Lux
Group Vice President and
General Manager,
Appearance and Performance
Technologies

Eric P. Martens
Group Vice President and
General Manager,
Materials Services

James A. Martin
Group Vice President,
e-Business and Enterprise Processes

Peter B. Martin
Vice President,
Investor Relations

Peter R. Rapin
Treasurer

Michael A. Sperduto
Vice President and
Chief Financial Officer

Victor L. Sprenger
Group Vice President and
General Manager,
Process Technologies

Edmund A. Stanczak, Jr.
Group Vice President and
General Manager,
Environmental Technologies

David M. Wexler
Vice President,
Mergers and Acquisitions

Edward T. Wolynic
Group Vice President and
General Manager,
Strategic Technologies and
Chief Technology Officer

annual shareholders' meeting

The annual meeting of shareholders of Engelhard Corporation will be held at The Sheraton Woodbridge Place, 515 Route 1 South, Iselin, N.J. on Thursday, May 2, 2002 at 10:00 a.m. Eastern Daylight Savings Time.

common stock listings

New York
Chicago [Options]
London
Switzerland
NYSE Trading Symbol: EC

office of investor relations

Engelhard Corporation
101 Wood Avenue
P.O. Box 770
Iselin, NJ 08830-0770
Investor.Relations@engelhard.com
1-800-458-9823
1-732-205-5000

SEC form 10-K

Copies of Engelhard's Form 10-K report to the Securities and Exchange Commission for 2001 are available to shareholders. Please mail or email your request for copies from the office of our Investor Relations.

dividend disbursing agent, dividend reinvestment agent, stock transfer agent and registrar

Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660
1-800-851-9677
www.mellon-investor.com

For the hearing and speech impaired, telecommunications devices for the deaf [TDD] are available at 1-800-231-5469. Callers from outside the United States may call at 1-201-329-8660.

dividend reinvestment plan

Engelhard Corporation offers shareholders the opportunity to participate in a convenient and cost-saving program that automatically reinvests dividends in the purchase of additional shares of common stock. For information on the plan, contact Mellon Investor Services.

trademarks

Product designations appearing in bold throughout this publication are either registered or unregistered trademarks and service marks of Engelhard Corporation and its various operations.

duplicate mailings

Shareholders receiving multiple copies of Engelhard reports can help reduce printing and mailing costs. Please notify us of duplicate mailings by providing the appropriate names and account numbers to:

Mellon Investor Services
Record Keeping
85 Challenger Road
Ridgefield Park, NJ 07660
[Notification will not affect dividend or proxy mailings.]

common stock data [unaudited]

As of March 1, 2002, there were 5,498 holders of record of Engelhard's common stock. The range of market prices and cash dividends for each quarterly period were:

	NYSE market price high	NYSE market price low	cash dividends per share
2001			
First quarter	$27.35	$19.31	$0.10
Second quarter	29.20	24.10	0.10
Third quarter	27.23	18.20	0.10
Fourth quarter	28.40	22.27	0.10
2000			
First quarter	$19.19	$12.56	$0.10
Second quarter	19.00	14.31	0.10
Third quarter	19.75	15.06	0.10
Fourth quarter	21.50	16.00	0.10

additional information

A comprehensive guide to company developments, including current earnings reports, dividend information, stock price performance and key investment ratios, is available on Engelhard's Web site at www.engelhard.com. Click on "Investor Information."

This annual report is printed on paper enhanced by Engelhard's high-performance kaolin-based pigments.

Design by Arkison www.arkison.com Printed on recycled paper. Executive and location photography by Lorne Bridgman. Studio photography by Jody Dole.



Engelhard Corporation
101 Wood Avenue, Iselin, NJ 08830
www.engelhard.com


Engelhard Corporation is a surface and materials science company that develops technologies to improve customers' products and processes. A *Fortune* 500 company with over 6,500 employees in more than 100 locations, Engelhard is a world-leading provider of technologies for environmental, process, appearance and performance applications.